SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2005

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 22 December 2005

* Print the name and title of the signing officer under his signature.

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Media Release	Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 16 December 2005

ANZ releases first Corporate Responsibility Report

ANZ today released its 2005 Corporate Responsibility Report, which outlines its approach to corporate responsibility and provides its first consolidated annual report on non-financial goals and performance.

The report covers ANZ’s Australian operations for the year to 30 September 2005 and contains new information about ANZ’s policies and performance on:

•                  environmental and social lending risks including a screening model for clients and transactions

•                  compliance with ANZ’s Code of Conduct including the disclosure of breaches

•                  performance in creating an inclusive workplace including progress with gender equity.

Speaking at the Report’s launch at ANZ’s Annual General Meeting in Adelaide, ANZ Chief Executive Officer, Mr John McFarlane, said: “Today, a successful and sustainable company has to be focussed on more than its financial performance. We need to understand and engage with our customers, our staff and the community.

“Our shareholders and other stakeholders now want much more detailed and transparent information on how we work as well as the financial outcomes we achieve. This report provides a concise overview of our approach to managing non-financial indicators, such as employee engagement and customer satisfaction, and for the first time consolidates our outcomes, achievements and future challenges,” Mr McFarlane said.

The report includes an external assurance statement and feedback from the London-based Corporate Citizenship Company. This indicates that the report provides a fair and balanced representation of ANZ’s progress on corporate responsibility and highlights a number of areas for future consideration. These include:

•                  examining opportunities for ANZ to adopt the increasingly accepted external standards around human rights and the environment

•                  enhancing its environmental management system and extending its approach to diversity to more specifically address ethnicity

•                  extending the scope of the report to New Zealand and its international operations.

“While we have come a long way, there is still more we can do to make ANZ a role model for how successful modern corporations interact with their customers, shareholders, people and communities,” Mr McFarlane said.

A copy of the ANZ Corporate Responsibility Report, which has also received an assurance statement from KPMG, can be found at www.anz.com/cr. ANZ’s New Zealand division will be incorporated in 2006 and future sustainability reporting will be aligned with ANZ’s annual financial reporting.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

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ANZ also participates in a number of independent external assessments by sustainability and governance ratings organisations. It is a member of FTSE4Good Index and the Corporate Responsibility Index, ranked in the top 10 banks globally on the Dow Jones Sustainability Index, and received a AA rating in the 2005 Reputex Social Responsibility Survey.

For media enquiries contact:

Kim Gilliland
Media Relations Manager
Tel: 03-9273 4934 or 0408-400730
Email: gillilak@anz.com

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ANZ 2005 Annual General Meeting
16 December 2005

Chairman’s Address

Good Morning. My name is Charles Goode and I am the Chairman of Australia and New Zealand Banking Group Limited.

Welcome to the 2005 Annual General Meeting.

Let me also welcome shareholders joining us through our webcast on anz.com.

On behalf of the Board, let me say how pleased we are to be holding our Annual General Meeting in Adelaide.

South Australia is a very important part of ANZ and an equally important part of our history. We have operated here for 168 years. Our first branch opened in 1837. It was in a tent set up opposite Parliament House on what is now North Terrace. The next year we built a branch on the corner of North Terrace and King William Street.

Today, we have almost 21,000 shareholders in South Australia. And we have nearly 1,000 ANZ staff working from 78 branches throughout the State doing an important job in serving our customers.

This year we opened two new branches in Munno Para and Elizabeth and we plan to open four more in Adelaide in 2006.

Our staff show their commitment by working hard to be a vital part of the South Australian community.

This year provided cash assistance for customers whose homes and farms were destroyed by the tragic bushfires on the Eyre Peninsula in January.

We then came to understand how much South Australia relies on the Royal Flying Doctor Service to provide emergency medical assistance. In May, we committed $120,000 over the next three years to support the Flying Doctor Service in South Australia and the southern part of the Northern Territory.

However the main contribution we can make to South Australia, as with any other state,  is to be an efficient and effective partner in developing a strong and dynamic business sector.

For example, this year ANZ was pleased to act as sole arranger and underwriter for the syndicated construction facility for Adelaide Airport Limited’s new $260 million terminal.

Now turning to today’s meeting:

As a quorum is present I now formally declare this Annual General Meeting of shareholders open.

I propose to take the Notice of Meeting as read. If you need a copy of the Notice, please ask one of the attendants. Minutes of the last meeting and copies of the annual report are available in the registration area outside.

At the meeting today our Chief Executive, John McFarlane and I will report on ANZ’s performance and the priorities for the year ahead.

I will later open the floor for questions or comments on any matter related to our business.

After the questions we will move to discussion on the resolutions to be considered at today’s meeting. I will ask you to vote on these resolutions by way of poll toward the end of the meeting.

After the Meeting the Directors and many of our senior management from Melbourne and Adelaide would like to meet with you and talk about ANZ over a cup of tea or coffee in the foyer.

Let me introduce your Directors.

On your far left is Jerry Ellis who chairs the Risk Management Committee and he is a member of the Audit Committee.

Then David Gonski, Chairman of the Nominations, Governance and Corporate Responsibility Committee. He is also a member of the Risk Management Committee.

He is seeking re-election at today’s meeting.

Next is Margaret Jackson, Chairman of the Compensation and Human Resources Committee and a member of the Audit Committee.

Next to me is John McFarlane, the Chief Executive Officer. This year marks the start of John’s ninth year as Chief Executive, having joined us in October 1997.

On my left, is Peter Marriott. Peter is the Chief Financial Officer. Peter has been with ANZ since 1993 and is recognised as one of Australia’s leading chief financial officers.

Next is David Meiklejohn, Chairman of the Audit Committee and a member of the Nominations, Governance and Corporate Responsibility Committee. David joined the Board in October 2004.

Then, Dr Roderick Deane, Chairman of our bank in New Zealand. Roderick is also a member of the Compensation and Human Resources Committee and the Technology Committee.

Roderick is seeking re-election at today’s meeting.

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Next is Dr Greg Clark, Chairman of the Technology Committee and a member of the Nominations, Governance and Corporate Responsibility Committee. Greg joined the ANZ Board in February 2004.

Finally, John Morschel who is a member of the Risk Management Committee and the Compensation and Human Resources Committee. He joined the Board in October 2004.

You can read full details of the Directors’ backgrounds and qualifications in our Concise Annual Report.

Now let me introduce the ANZ executives on the stage.

Behind me from your left are: Tim L’Estrange, Group General Counsel and Company Secretary; Shane Buggle, Group General Manager Finance; and John Priestley, Company Secretary.

Performance

This morning’s meeting gives you an opportunity to review our progress during the past financial year and hear our views on the year ahead.

In 2005 ANZ’s net profit after tax was a record $3 billion.

For over a decade now, ANZ has demonstrated consistent growth in earnings.

Total dividends for the year increased by 9 per cent to $1.10 a share fully franked returning $1.9 billion to shareholders. The Final Dividend of 59 cents a share was paid into the bank accounts of shareholders today.

This is the twelfth successive year ANZ has increased dividends.

Shareholder return is a combination of dividends and increases in the share price. ANZ’s total shareholder return in the 2005 financial year was 33%.

The Group’s capital position remains strong and slightly above our target range. This has allowed us to continue the $350 million on-market share buy back we started in January and which is now 75 per cent completed.

Today ANZ is Australia’s fifth largest listed company with a market capitalisation of $42.1 billion.

Our cost-to-income is 45.6% placing us in the top category of cost-efficient banks in the world.

ANZ was named Bank of the Year by Personal Investor magazine for the sixth year in a row reflecting the strength of our products. To acknowledge this achievement, you will have seen the number six featured in our Annual Report and in the foyer here today.

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Importantly, we are increasingly building reputational capital. At the heart of ANZ’s transformation is a commitment to take the hard steps to show customers, community, shareholders and staff that ANZ is a bank of which they can be proud.

In 2005, the steps we took in building reputational capital included:

•                  Issuing ANZ’s first Corporate Responsibility Report.

•                  Improving our Customer Charter with stronger commitments to convenient, simple and responsible banking services. This included a formal responsible lending code.  ANZ is the first bank in Australia to adopt such a code.

•                  Continuing our commitment not to leave rural communities. Last financial year, we opened 15 new branches around Australia.

•                  Committing $3 million over the next three years on community partnerships to help those in most need with financial literacy and savings.

•                  And we continued to work on creating a more vibrant, engaging flexible culture.

Our focus on culture is not simply about making ANZ a nice place to work. Attracting and retaining the most talented staff and building a sucessful culture is critical to our success.

This year, our level of staff engagement was the highest of any major Australian company. Staff satisfaction rose from 62 per cent in 2001 to 85 per cent in 2004.

Diversity within our staff is an asset. One example of our diversity is that within our 32,000 people located in 29 countries we have a capability in 75 languages.

This year we have moved futher along this path with the recent appointment of Fiona Krautil, formerly Director of the Equal Opportunity for Women in the Workplace Agency, as Head of Diversity

Other initiatives included:

•                  Providing rights for staff over 55 to work part time.

•                  Launching a new program called ‘My Health’ that assists employees in maintaining their health and wellbeing through free health checks and comprehensive health information.

•                  Introducing a new parental leave package that includes a doubling of paid parental leave to 12 weeks.

These new initiatives add to other family-friendly initiatives that we have introduced in recent years including priority access to childcare places and flexible work practices such as job sharing, telecommuting and flexible hours.

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We have also taken steps to encourage our staff to own shares in ANZ both through Share Save Schemes and a further grant of $1000 of shares to employees in 2005.

I would also like to acknowledge the contribution of three of the members of executive management board who are retiring this month.

Sir John Anderson, Chief Executive of ANZ National Bank in New Zealand, and New Zealand’s leading banker, who will be replaced by Graham Hodges who moves from Corporate Banking Australia.

Peter Hawkins, Group Managing Director Strategic Development who is leaving us after a 34-year career. In his career, he was Head of ANZ New Zealand and Retail Banking in Australia.

Elizabeth Proust who ran Esanda is retiring after eight years with the Group. She was formerly Head of Retail Banking in Australia and Head of Human Resources and Shared Services. David Hisco will replace Elizabeth.

On behalf of shareholders, I would like to thank Sir John, Peter and Elizabeth for their contribution and wish them the very best for their future.

ANZ is recognised for the strength, stability and depth of its management. Our ability to replace those executives with experienced, talented leaders demonstrates the real depth we have at ANZ.

Let me now turn to our business performance in the year.

Australia now accounts for roughly two-thirds of Group earnings and is our best performing country. In 2005 underlying earnings were over $2 billion for the first time and up 14 per cent on last year.

With the acquisition of The National Bank of New Zealand, New Zealand now accounts for about a quarter of Group earnings and earnings were up 11% on the previous year.

Our international activities across Europe, North America and Asia Pacific now account for 11% of Group earnings and had a relatively flat performance.

ANZ manages the Group through six Divisions. All of these Divisions, if separately listed would be among Australia’s largest public companies. Two of them – Personal and Institutional – had earnings of around $1 billion.

In Personal Banking we have had a very strong growth and investment focus and this is paying dividends for us in increases in customer satisfaction and market share.

In the year, we opened 15 new branches and spent $100 million on branch upgrades. 330 net additional ATMs were installed and our staff numbers increased by 700, mainly in positions where they serve customers. We also added 130 new mobile mortgage franchisees.

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Personal continued to grow its market share and overtook one of our major competitors to make ANZ the number three retail bank in Australia based on Main Bank Market Share.

We plan to expand our branch network in growth areas in line with our commitment to opening 80 new branches over three years.

We will continue to focus on our goal to become the number two retail bank in Australia.

Our Institutional Banking Division deals with the financial services needs of major Australian, New Zealand and international customers globally.

In 2005, our Institutional Division performed well with profit after tax up 8% to $923 million.

In particular, success in our Markets business, International Trade Finance and in Corporate and Structured Financing saw strong momentum in the second half of 2005. Annual lending and deposits growth was 15% and 10% respectively.

Institutional has a strong market position and is reinvigorating its business following a number of years of de-risking. In recent years, this has included exiting non-core lending and selling our London-based project finance business.

In the year ahead, we expect to see growth in International Trade Finance building on ANZ’s strong position in Asia. This includes developing new trade opportunities following our recent investment in Cambodia and a renewed focus on India.

We also expect growth in our foreign exchange and capital markets business from an expanded product range in areas such as debt capital markets, structured products and in Asian products to broaden our offering to financial institutions and mid-sized investors in Australia, New Zealand and Asia.

The momentum we are already seeing in Institutional gives us confidence that we are on track to regain our number one position in this segment.

I have already mentioned New Zealand where our acquisition of The National Bank of New Zealand in December 2003 made ANZ the leading bank, and one of the leading companies in New Zealand.

We acquired The National Bank of New Zealand as a long-term strategic investment. New Zealand’s economy performs similarly to Australia’s and over the last decade its growth has out performed the average of the OECD economies.

However, in the short term the acquisition has not been without its challenges. The integration has been complex, the regulatory environment has been difficult and the acquisition was met by a price war initiated by a major competitor.

With integration of the businesses now virtually complete, we are focusing on leveraging the benefits of our market leadership position.

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In New Zealand, the ANZ and The National Bank of New Zealand retail and small business brands are managed separately.

Given our substantial investment over the past two years on integration, we expect considerable benefits in the coming years.

Going forward we expect a less adverse margin environment. Together with integration benefits, New Zealand earnings should improve in 2006.

Our Corporate Banking Division serves large, medium and small businesses and has more than 200,000 customers.

In 2005 profit after tax was up 10 per cent to $376 million.

We continued to invest in customer service by broadening our geographic presence, employing almost 200 additional staff.

A special area of focus will be our Wall Street to Main Street strategy that provides investment banking-style products to medium sized businesses.

In 2006, we expect another good performance given the strong outlook for business credit.

I now turn to Esanda, which provides vehicle and equipment finance services and savings and investment products in Australia and New Zealand. This year it celebrated its 50th anniversary.

Net profit after tax was $159 million up 11%. Profit growth in Australia was up 15% but this was partially offset by a flat result in New Zealand.

In 2006, the car market is expected to soften with new car sales forecast to be up 2 per cent compared to a rise of 6 per cent in 2005.

However Esanda is expected to show continued growth due to efficiency gains, new product development and expansion into adjacent markets.

Finally Asia Pacific, which covers 22 countries across Asia and the Pacific.

Net profit after tax was down 14 per cent to $95 million in 2005 as a result of high one-off earnings in the previous year.

Significantly we are continuing to make strategic investments in local retail banks in Asia to put ANZ in a unique position to capture the benefits of growth in the region, particularly in consumer banking.

In this regard ANZ last week agreed to make a US$120 million investment to acquire a 19.9% stake in Tianjin City Commercial Bank. Tianjin is a city of 11 million people. It is one of the fastest growing cities in China, 120 kilometers east of Beijing.

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Tianjin is strategically located in the key Bohai Bay development region that has a population of 300 million people. The Bohai Bay region is China’s third development region after Shenzhen and Shanghai’s Pudong.

Our credit card joint ventures in Indonesia with Panin Bank and in The Philippines with Metrobank together have almost 700,000 cards on issue, up almost 50 per cent on 2004.

We have established ANZ Royal Bank in Cambodia, a joint venture with Cambodia’s Royal Group, where we built a new bank from scratch and installed a world-class banking system in eight months.

We have also acquired 10% of Sacombank, one of Vietnam’s leading private commercial banks. ANZ is working with Sacombank to leverage its growing consumer and small business franchise, which includes 92 branches - one of Vietnam’s largest branch networks.

We believe these investments are creating long term growth opportunities for ANZ and we expect to make further investments in the coming years.

Before I move on to talk about governance, on behalf of the Board and shareholders I would like to thank our staff for making us Bank of the Year for the sixth year in a row, and for their role in achieving our record profit.

Governance

Let me now move onto the topic of governance.

ANZ’s approach to corporate governance is laid out in this year’s Annual Report. You can read much more detail on our website.

Corporate governance is an important focus for our Board and we continually aim to ensure that we achieve the highest standards.

During the year, the Board worked closely with management to review and update ANZ’s policies in the light of changes to regulations, legislation and guidelines.

We believe openness and transparency are essential in maintaining good relations with the investment community, from the largest institution to the retail investor, and our broader stakeholder group.

Regulation

This year the regulatory focus on corporations continued to increase.

Indeed, industry in Australia and internationally has seen the ‘perfect storm’ of regulation in recent years.

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This includes the many new regulatory requirements such as CLERP 9 in Australia, the US Sarbanes-Oxley Act, the Basel II Capital Accord and the International Financial Reporting Standards.

Australia, with its federal system of government, faces special challenges. We have over 600 regulatory bodies at the national, state and local level issuing more regulations every week covering businesses and individuals.

However, increasing regulation comes at a cost.

We estimate the additional cost of complying with new regulations has reduced ANZ’s earnings in 2005 by between a half and one percent.

This is not surprising. This year we received over 31,000 government notices. We submitted almost 100 state and territory payroll returns and 200 monthly Business Activity Statements related to the GST.

There is now a very real danger of regulation moving into the area of diminishing returns for both shareholders and the community.

•                  In 2003 Queensland, the state with the greatest volume of new legislation, added 8,700 pages of laws and rules.

•                  Here in South Australia, the state with the lowest volume, the government added over 1,000 pages to its laws.

•                  In the four years 2000 to 2003, the Commonwealth Parliament passed the same amount of legislation it passed in the 69 years from 1901 to 1969.

•                  A recent study by the Business Council of Australia found that the level of new laws and regulation is now growing at 10 per cent a year – three times as fast as Australia’s economic growth.

The bottom line is that Australia is becoming less competitive as a result.

While there are a number of studies of world competitiveness, the International Institute for Management Development, one of the world’s oldest and most respected business schools, found that in 2005, Australia had slipped from being the fourth most competitive economy in the world to the ninth most competitive.

There is recognition of this in some quarters of government. For example, the Federal Government has recently established a Taskforce on Reducing the Regulatory Burden on Business.

ANZ has provided the Taskforce with 11 examples of legislation where change would result in significant compliance cost reductions for our industry and therefore its customers, while still meeting the goals of regulation.

The Federal Government’s initiative in establishing the Taskforce is to be applauded but much more needs to be done at all levels of government.

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I believe what we need is an ongoing red tape commission reviewing regulation, just as we have the Productivity Commission to improve the productivity and economic performance of the economy.

This needs to be a continuous struggle against red tape and it requires a cultural change by our governments and regulatory authorities.

In the United Kingdom, for example, there is a recommendation that the Government adopt a “one in, one out” strategy to ensure the volume of regulation does not continue to balloon out.

I want to highlight that prevention is as important as finding the cure for excessive regulation. We have recommended to government that:

•                  Regulators should be expressly tasked with ensuring regulations reflect the intent of legislation rather than making it more onerous; and that,

•                  Regulators and government need to ensure there is effective public consultation on any new regulation before it is launched.

I also want to raise a particular point about the importance of harmonisation of regulation between Australia and New Zealand.

Given the Australian ownership of New Zealand banks, if we cannot achieve harmonisation in banking, then broader Trans-Tasman harmonisation initiatives will surely be stalled at the first fence.

Allow me now to provide you with our sense of the year ahead.

Outlook

Generally any bank’s financial performance is very much dependent on the state of the economy.

There are a number of factors that present risks in the global economy – current account imbalances, rising oil prices, rapid growth in housing prices in some countries, terrorism and pandemic diseases.

Despite these risks, the global economy seems likely to have grown by more than 4% in 2005 - the third consecutive year of above trend growth. We believe this above trend growth is likely to continue in 2006.

Much of this growth has been driven by the economies of China and, to a lesser extent, India. Here in Australia we are now entering the 15th year of uninterrupted economic expansion.

We expect good economic growth in Australia to continue for the year ahead at around 3 per cent per annum.

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However, while much of our economic growth in the first half of this decade has been led by consumer spending and housing, those sectors are likely to have slower growth with business investment providing a greater portion of growth.

Australian system credit growth in 2006 is likely to be around 11 per cent and while it would be prudent to remain cautious about margins, we expect the contraction in interest margins to be more moderate in 2006 than 2005.

The coming year will see the full impact from the run-off of certain structured finance transactions and the end of transitional tax relief benefits in the ING Australia joint venture.

2006 will also see the full year cost impact of our investment program with some revenue benefits emerging in 2006 and being more fully delivered in 2007.

Overall our trading in the first two months of this financial year is satisfactory. We are seeing a similar rate of growth in earnings in the first two months of 2006 to that which we experienced in 2005 and our current expectation is that this will continue for the balance of the year.

That completes my formal address and I now invite our Chief Executive, John McFarlane to address us on our corporate responsibility, and our growth and transformation agenda.

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[LOGO]

Annual General Meeting 2005

John McFarlane

Chief Executive Officer

ANZ has held its top 10 position over 20 years

Market Cap	1985	2005

1	BHP	BHP

2	CRA	CBA

3	Westpac	NAB

4	CSR	Telstra

5	NAB	ANZ

6	ANZ	Westpac

7	Coles	Westfield

8	Ind Equity	Rio Tinto

9	Santos	Woodside

10	MIM	Woolworths

Strong profit record over the past decade

[CHART]

*before abnormal items and significant transactions

ANZ has transformed its risk profile

Non Accrual Loans %	Economic Loss Provision
expected credit loss as % of lending assets

[CHART]	[CHART]

Gross Non Accrual Loans to Gross Loans & Acceptance	excludes central charge – ELP introduced in 1998

ANZ has led the way on productivity
Now moving to a new phase….

Cost to Income Ratio

[CHART]

•                  Grow revenues faster than costs

•                  Technology simplification

•                  Process redesign

•                  NZ integration synergies

•                  Overhead reduction

•                  Leverage offshore capability

Share price quadrupled over the last 10 years

Share price has grown	Market Capitalisation
approx. 300% since 1995	increased from $8b to $42b

[CHART]	[CHART]

$38 billion of value created

*includes increase in Market Capitalisation and Dividends paid, adjusted for change in value of issued capital

ANZ leads on staff engagement – target 70%

Highest staff engagement of any

major Australian company

[CHART]

Source: Hewitt Associates, August 2005

ANZ leads major bank customer satisfaction

Major bank customer satisfaction

[CHART]

*Source: Roy Morgan Research – Main Financial Institution, September 2005 results preliminary only % Satisfied (Very or Fairly Satisfied), 6 monthly moving average

Convenience & Simplicity is new retail promise

[GRAPHIC]	15 new branches	[GRAPHIC]	Over 500 new ATM’s

[GRAPHIC]	Australia’s leading call centre “24/7”	[GRAPHIC]	“Bank of the Year” 6 years in a row

Highly engaged with the community

[GRAPHIC]

Strong record on corporate responsibility

•                  Ranked in the top 10 banks globally on Dow Jones Sustainability Index

•                  100% for community practice on Corporate Responsibility Index

•                  Member of FTSE4Good Index

•                  A+Reputex Social Responsibility

[GRAPHIC]

Overall Community Image*

[CHART]

*Source Wallace Associates

Growth mainly domestic but increasingly regional

[GRAPHIC]

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: higgins@anz.com

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[LOGO]

Annual General Meeting 2005

South Australia is a very important part of ANZ

•                                          ANZ has operated in SA for 168 years

•                                          21,000 shareholders

•                                          Nearly 1,000 employees

•                                          78 branches

•                                          Opened two new branches and plan to open another four in 2006

ANZ staff contribute to local community organisations

[GRAPHIC]

Local CEO Scott Blunden speaking to Anglicare SA

Record profit

Net Profit After Tax

[CHART]

Dividends increased by 9%

Cents per share

[CHART]

Strong returns for shareholders

•                                          33% Total Shareholder Return for 2005

•                                          Strong capital position – above target range

•                                          $350m buyback 75% complete

•                                          Australia’s fifth largest listed company with a market cap of $42.4 billion

•                                          Cost to income ratio 45.6% - amongst world leaders

Bank of the Year - 6 years in a row

[GRAPHIC]

Building reputational capital, integral to our future

[GRAPHIC]

ANZ Strengthens Customer Charter with new responsible lending code

ANZ released first comprehensive study into issues causing financial difficulty

[GRAPHIC]

Attracting and retaining the most talented people

[GRAPHIC]

Staff diversity is an asset

[GRAPHIC]

Senior management changes

Business	Retiring Executive	Replacement

New Zealand	Sir John Anderson	Graham Hodges*

Strategic Development	Peter Hawkins	international search ongoing

Esanda	Elizabeth Proust	David Hisco

*Mark Paton has replaced Graham Hodges as Managing Director Corporate

Australia businesses performing strongly

Geography	FY05 Profit* (A$m)	Growth

Australia	2,159	14%

New Zealand	566	11%**

Asia Pacific	184	(4)%

Other	147	1%

**Profit growth flat in NZ$ after adjusting for two additional months of NBNZ in 2005 and excluding goodwill amortisation

*excluding significant items & NBNZ incremental integration costs

Personal is our largest and fastest growing division

Net Profit After Tax

[CHART]

During FY05:

•                  15 new branches opened

•                  $100m spent on branch upgrades

•                  330 additional ATM’s installed

•                  700 staff added in Personal Aust.

ANZ is now Australia’s number 3 retail bank

Overtaken NAB and closing the market share gap to WBC*

Market Share Gap

[CHART]

* Source: Roy Morgan Research – Share of Trading Banking 12 monthly moving average

Institutional performed well

Net Profit After Tax

[CHART]

Institutional includes:

•                  Client Relationship Group

•                  Trade & Transaction Services

•                  Markets

•                  Corporate & Structured Financing

Institutional reinvigorated following de-risking

Net lending assets

[CHART]

The leading bank in New Zealand

Net Profit After Tax

[CHART]

•                  Leading market position in all key segments

•                  Integration virtually complete, but not without challenges

•                  Two brand strategy performing well

*NZ$, normalised for 2 extra months of NBNZ in 2005

The Corporate division serves more than 200,000 customers

Net Profit After Tax

[CHART]

Corporate includes:

•                  Corporate Banking — turnover between $10m – $150m

•                  Business Banking — turnover up to $10m and FUM over $50k

•                  Small Business Banking — FUM up to $50k

Esanda celebrated its 50th anniversary

Net Profit After Tax

[CHART]

[LOGO]

•                  Australia performing strongly, NPAT up 15%

•                  New Zealand subdued by restructuring

•                  Car market forecast to soften in FY06

•                  Growth from new products and expansion into adjacent markets

Asia Pacific underlying performance solid

Net Profit After Tax

[CHART]

•                  Australia’s leading bank in the region

•                  2004 benefited from one-off Panin Bank gains

Continuing to make strategic investments in local retail banks

Tianjin City Commercial Bank (China)

[GRAPHIC]

Continuing to make strategic investments in local retail banks

ANZ Royal branch (Cambodia)

[GRAPHIC]

Corporate Governance

•                  Important focus for the Board

•                  Embrace best practice, and be an early adopter

•                  Openness & transparency essential to good Governance

Regulation is growing at an alarming rate

•                  Perfect storm of regulation in 2005

•                  Additional cost of compliance estimated at between 1/2 and 1% drag on FY05 earnings

•                  Regulation at threat of moving into area of diminishing returns for shareholders

Cost of compliance trips up companies

Australian Financial Review

Red tape grows at three times GDP rate

Sydney Morning Herald

Our recommendations for dealing with excessive regulation

•                  An ongoing red tape commission to review regulation

•                  Regulations should reflect the intent of legislation

•                  Regulators and government need to ensure there is public consultation on any new regulations

Above trend global economic growth forecast

World economic growth

(Real GDP)

[CHART]

Note: GDP based on 50 countries aggregated using ‘purchasing power parity’ weights.

Sources: National agencies, IMF, OECD and Economics@ANZ.

Double digit credit growth forecast in Australia to 2007

[CHART]

Source : ANZ Economics

Outlook

•                  Similar rate of growth in earnings in first two months of FY06 to that experienced in FY05

•                  Expect this to continue for balance of FY06

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185    fax: (613) 9273 4091    e-mail: higgins@anz.com

Company Secretary’s Office
Level 6, 100 Queen Street
Melbourne VIC 3000
Phone 03 9273 6141
Fax 03 9273 6142
www.anz.com

ANZ StEPS – quarterly distribution

On 15 December 2005 ANZ paid the quarterly distribution on its ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) and set the Distribution Rate for the payment due on 15 March 2006.

The distribution paid for the quarter ended 15 December 2005 for each ANZ StEPS was based on a Distribution Rate of 6.6267% p.a. as announced on 16 September 2005.

The Distribution Rate for the quarter ending 15 March 2006 has been set in accordance with clause 3.1 of the Note Terms set out in the Prospectus dated 14 August 2003. The Distribution Rate was calculated as follows:

Market Rate (90 day bank bill rate as at 15 December 2005)	5.6400	% p.a.
Plus the initial margin	1.0000	% p.a.
Distribution Rate	6.6400	% p.a.

This distribution of $1.6373 for each ANZ StEPS will be paid on 15 March 2006 with the record date being 27 February 2006.

John Priestley

Company Secretary

Australia and New Zealand Banking Group Limited

for and on behalf of

Australia and New Zealand Banking Group Limited and

ANZ Holdings (New Zealand) Limited

19 December 2005

Media Release

Corporate Affairs

100 Queen Street

Melbourne Vic 3000

Facsimile 03 9273 4899

www.anz.com

For Release: 12 December 2005

ANZ appoints new head of ANZ Mortgage Solutions

ANZ today announced the appointment of Mr Ian Hendey as Executive Manager ANZ Mortgage Solutions, ANZ’s mortgage franchise business, reporting to Mr Chris Cooper Managing Director Mortgages.

Mr Hendey has extensive mortgage and financial industry leadership experience with specialist knowledge in third party distribution. Mr Hendey’s most recent role has been as National Sales Manager, Mortgage Innovation with the Commonwealth Bank of Australia.

Mr Hendey will be responsible for strengthening and expanding the ANZ Mortgage Solutions business and will bring a solid strategic focus to the role.

Commenting on the appointment Mr Chris Cooper said: “ANZ Mortgage Solutions is currently growing ahead of schedule both financially and in the number of franchises sold.

“Ian’s entrepreneurial approach, leadership experience and solid financial background will ensure that the business continues on its strong growth path. We are very pleased to have Ian on board to lead this exciting business,” Mr Cooper said.

Mr Hendy will commence with ANZ in mid-January 2006.

For media enquiries contact:

Paul Edwards

Head of Corporate Communications

Tel: 03-9273 6955 or 0409-655 550

email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Company Secretary’s Office
Australia and New Zealand Banking Group Limited
Level 6, 100 Queen Street
Melbourne VIC 3000
Phone 61 3 9273 6141
Fax 61 3 9273 6142
www.anz.com

9 December 2005

The Manager

Company Announcements

Australian Stock Exchange Limited

Level 10, 20 Bond Street

Sydney NSW 2000

2005 Annual General Meeting

The 2005 Annual General Meeting of Australia and New Zealand Banking Group Limited will commence at 10.00am Adelaide time on Friday, 16 December 2005 at the Adelaide Convention Centre, North Terrace, Adelaide.

The Annual General Meeting will be webcast live on anz.com for the convenience of shareholders. The webcast will also be archived on the site for viewing shortly after the live event.

Full details of the Annual General Meeting arrangements and documents have been posted on anz.com.

John Priestley
Company Secretary

15 04/03	Australia and New Zealand Banking Group Limited ABN 11 005 357 522

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[GRAPHIC]

Tianjin City Commercial Bank

Australia and New Zealand Banking Group Limited

6 December 2005

[LOGO]

ANZ agrees to acquire 19.9% shareholding in China’s Tianjin City Commercial Bank (“TCCB”)

•                  ANZ and Tianjin City Commercial Bank have agreed to enter into a strategic long-term partnership

•                  ANZ has agreed to acquire 19.9% of TCCB for approximately US$120m, subject to regulatory approval

•                  TCCB is an attractive bank:

•                  Tianjin is China’s fifth largest city with 11 million people. Tianjin is the sea port for Bejing and strategically placed in the fast growing Bohai Bay region

•                  TCCB is China’s fourth largest city commercial bank by assets, with 5 million customer accounts and 180 points of representation

•                  TCCB’s non performing to total loans reduced from 25% in 2002 to 9% in 2005

•                  ANZ and TCCB have agreed the key areas for cooperation:

•                  Focus will be on Risk Management and Retail Banking

•                  ANZ will provide technical resources and access to its intellectual property

•                  The partners will work closely together, with ANZ contributing two Board Directors, senior management and advisory resources

•                  The cooperation will be supported by a US$5m “Future Development Fund” to finance the resources and skill building programs

•                  The partnership with TCCB adds to ANZ’s growing portfolio of retail partnerships across Asia, including Indonesia, Philippines, Vietnam and Cambodia

[LOGO]

2

ANZ’s investment provides opportunity to share in China’s significant retail banking growth

Significant Retail Banking opportunities

•                  large population

•                  strong, sustained economic growth

•                  ongoing bank deregulation

•                  increased consumer activity

•                  reducing reliance on Government

•                  ongoing restrictions on market access/competitive environment

NPLs the key challenge/opportunity

•                  system-wide Non Performing Loans (NPLs) officially 14% -15% of total lending(3) (TCCB NPL’s at 9%)

•                  improved credit risk management required

China’s strong economic growth

forecast to continue(1)

(real GDP growth)

[CHART]

Significant growth in retail banking

revenues forecast ($m)(2)

[CHART]

(1)       Economics@ANZ

(2)       McKinsey & Co.

(3)       UBS

3

Tianjin is one of China’s most attractive markets

•                  GDP US$36b - mainland China’s 4th highest

•                  15% p.a. GDP growth over 2001-2004

•                  15.7% GDP growth in 2004, higher than both Shanghai and Beijing

•                  Headquarters to subsidiaries/JVs of 106 of world’s top 500 companies

•                  Voted equal most liveable city in China(2)

•                  4th largest port with 19% p.a. trade growth, second only to Shanghai

•                  Principal gateway to Bohai Bay region:

•                  key national development region

•                  300 million people

•                  27% of China’s total GDP, 19% of trade, 27% of foreign direct investment

•                  Beijing’s satellite city - bullet train will reduce travel time to 30 mins by 2008

2004 Statistics	Size	Rank(1)

GDP growth	15.7%	1

GDP per capita growth	18.5%	2

GDP (US$b at PPP)	36	5

Population (m)	10	5

GDP per capita (US$ at PPP)	3,629	8

Strong economic and

banking FUM growth

(index: Year 2000 = 100)

[CHART]

(1)       Amongst cities in China

(2)       Economist Intelligence Unit 2005 Annual Survey

Sources: Bloomberg, JP Morgan, Goldman Sachs, China National Statistics Bureau, Tianjin Basic Facts Book 2004

4

China’s current five-year plan places high priority on the Bohai Bay area, including Tianjin

[GRAPHIC]

PROVINCE/CITY (2004)	Tianjin	Shanghai	Beijing

Population (m)	10.2	16.7	13.9

GDP (US$b)	36.3	92.0	53.0

• Growth (%)	+15.7	+13.6	+13.2

• per Capita (US$’000)	3.6	5.5	3.8

Loans (US$b)	51	186	156

• Growth (%)	+16.1	+15.1	+13.1

Deposits (US$b)	89	247	268

• Growth (%)	+16.0	+15.3	+18.2

Sources include: China Financial Statistics Yearbook; China Provincial Statistics Yearbooks, Municipal government data

5

TCCB has strong prospects, driven by a renewed focus on retail and small business banking

[LOGO]

•                  4th largest city commercial bank by assets

•                  Refocussing on growth in retail banking

•                  Deposits growing 19% in line with local GDP/capita growth

•                  2004 loan growth at 27%, significantly higher than 17.5% market growth

•                  NPLs down from 24.6% in 2002 to 8.5%, through write-offs, restructuring, growth

•                  180 branches, sub-branches and savings offices, 90 ATM’s within an area equivalent to Greater Melbourne

•                  Loans: # 7 in Tianjin, (6.4% share)

•                  Deposits: #6 in Tianjin, (9.3% share)

•                  Strong linkages to local communities

•                  3,641 employees

•                  5 million customer accounts

Strong FUM growth (US$b)

[CHART]

Significant reduction in Non

Performing Loans

[CHART]

(1)       KPMG

6

The partnership between TCCB and ANZ brings together two strong banks

[LOGO]		[LOGO]

• Attractive growth economy		• Successful transformation of domestic retail banking business

• Transforming business mix, towards consumer		• Award winning Products

• Good local branch distribution		• Strong Risk Management capabilities

• Strong local relationships	&	• World leading efficiency

• Experienced local management		• Leading customer satisfaction

• Large transaction account base		• Successful cultural transformation

• Seeking foreign partner		• Long standing success in Asia, including partnerships

• Ranked no. 2 amongst China’s 112 city commercial banks		• Strong credit rating

long term growth opportunity for

ANZ and TCCB shareholders

7

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: higgins@anz.com

8

Media Release

Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 29 November 2005

Bob Lyon becomes non-executive Chairman ANZ Pacific

Mike Guerin appointed Managing Director Pacific

ANZ today announced the appointment of Mr Bob Lyon as non-executive Chairman of ANZ’s Pacific business following his decision to retire as Managing Director.

Mr Mike Guerin has been appointed Managing Director Pacific, replacing Mr Lyon, reporting to ANZ Group Managing Director Asia Pacific Mr Elmer Funke Kupper.

Commenting on the changes ANZ Chief Executive Officer Mr John McFarlane paid tribute to Mr Lyon’s contribution.

“Bob has led ANZ’s Pacific business since 1994 through a period of substantial growth including several acquisitions that have positioned ANZ as the leading bank in the Pacific. In his new non-executive role Mr Lyon will provide support and advice to the business and will continue to represent ANZ across the region by serving on the boards of ANZ subsidiaries.

“For over a decade Bob has shown a true passion for the Pacific, its people and the local community, and has built ANZ into the Pacific’s leading bank. We are delighted that Bob will continue to be involved in the business as non-executive Chairman, so ANZ and our customers, people, community and governments, can continue to benefit from his experience and advice,” Mr McFarlane said.

Mr Guerin is currently Managing Director, Regional and Rural Banking at ANZ, which is among ANZ’s best performing Personal businesses. Since joining ANZ in 1988, Mr Guerin has held a number of senior roles in New Zealand and Australia including Business Banking, Retail Banking and Asset Finance.

ANZ is the leading bank and company in the Pacific employing over 1,500 people with 48 branches in 11 countries including American Samoa, Cook Islands, Fiji, Kiribati, New Caledonia, Papua New Guinea, Samoa, Solomon Islands, Vanuatu, Tonga and East Timor.

For media enquiries contact:

Paul Edwards
Head of Corporate Communications
Tel: 03-9273 6955 or 0409-655 550
Email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Media Release

Corporate Communications

100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release: 28 November 2005

Rick Moscati appointed Group Treasurer

ANZ today announced the appointment of Mr Rick Moscati as Group Treasurer reporting jointly to Chief Financial Officer Mr Peter Marriott for capital, funding and foreign exchange hedging and to Mr Steve Targett, Group Managing Director Institutional for interest rate risk management.

Mr Moscati has held senior roles within ANZ Group Treasury for eight years including the last three years as Deputy Group Treasurer, Capital and Funding. Previously Mr Moscati held roles within ANZ in markets, foreign exchange and debt products.

Mr Moscati’s appointment follows a decision by Mr Michael Dontschuk to leave ANZ to pursue the next stage of his career after having established the foundation for the future development of Group Treasury.

Commenting on the changes Mr Marriott said: “Rick’s appointment reflects the depth of talent in our Treasury team and provides clear continuity in our Treasury activities. The new reporting line to Institutional allows us to enhance co-ordination with other markets activities.

“I wish Michael every success with his future career. He has made a great contribution over the last three years including responsibility for the largest Rights Issue in Australia to fund the acquisition of The National Bank of New Zealand and further development of the Group’s wholesale funding programs.

Mr Moscati’s appointment is effective from 23 December 2005.

For media enquiries contact:

Paul Edwards

Head of Corporate Communications
Tel: 03-9273 6955 or 0409-655 550
email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Media Release

Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 2 November 2005

ANZ initiates new property strategy

ANZ today announced it was initiating a new property strategy, which could see the development of a purpose-built campus in Melbourne by 2009, creating new concept accommodation aligned with ANZ’s culture and values.

As part of its property strategy ANZ’s current intention is:

•                  To undertake a major refurbishment of its 100 Queen Street, Melbourne headquarters.

•                  To retain its relatively new 75 Dorcas Street, Melbourne building, subject to improvement in the currently unfavourable transport arrangements between Dorcas Street and its other major Melbourne sites.

•                  To centralise most of the other Melbourne sites, currently spread among 10 buildings, into a new 80,000 square metre campus.

•                  To seek a new alternative to its current Sydney premises in Martin Place.

In the unlikely event that an acceptable Melbourne campus is not found, ANZ will then consider alternative locations.

ANZ Head of Property Ms Jane Hamilton said: “We are seeking Expressions of Interest from developers and investors for a new Melbourne campus and Sydney location, which we hope will bring us the right solution.

“Any decision on proceeding, is subject to finding the right location and satisfying ourselves on the project economics. It will also depend on the infrastructure and support available to us from the Victorian Government and the City of Melbourne, including more efficient road transport connections between our main buildings than currently exists.

“Many of the leases on our Melbourne accommodation expire during the planned construction period, and we own our current Sydney location, all providing us with a unique opportunity to consolidate sites, or to find new locations.

“A new Melbourne campus and Sydney building would ideally provide an ultra-modern and inspiring work space for staff which better reflects our culture and values including building on our leading levels of staff engagement, fostering collaboration between our specialist businesses and reducing our environmental footprint,” Ms Hamilton said.

Depending on the options presented, ANZ would expect to make a decision on the location of its new buildings in the first half of 2006.

For media enquiries contact:

Paul Edwards
Head of Corporate Communications
Tel: 03-9273 6955 or 0409-655 550
Email: paul.edwards@anz.com

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Strong recent performance...

Good NPAT growth after a period of flat earnings

85
89
84
144
82
85
80
153
91
97
87
152
93
100
94
149
102
109
98
143
102
117
104
148
1H03
2H03
1H04
2H04
1H05
2H05
IB
TTS
Markets
C&SF

Growth in higher quality assets...

A$42b
A$45b
A$49b
A$50b
AAA to BBB
BBB-
BB+ to BB
BB-
>BB-
44.4%
48.6%
50.2%
49.5%
22.7%
19.9%
20.4%
20.1%
19.5%
18.9%
17.5%
18.4%
8.7%
9.7%
10.6%
10.4%
4.7%
2.9%
1.3%
1.6%
70%
1H03
2H04
1H05
2H05

	1H03	2H04	1H05	2H05
B+ to CC	3.0%		1.8%	0.7%
Non Accrual	1.7%		1.1%	0.6%

...reflected in lower specific provisions

50
40
30
20
0.6%
0.5%
0.4%
0.3%
0.2%
0.1%
-0.1%
-0.2%
1H03
2H03
1H04
2H04
1H05
2H05
Net Lending (A$b)
% SPs/Net Lending

6

ANZ NOW

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…and very good second half momentum…

Business performance in line with expectations (NPAT growth)

Increased focus on higher value-add products delivering results
Margin pressure offsetting solid FUM growth
-2%
13%
15%
32%
CRG
TTS
Markets
CS&F*

Lending Asset growth moderating in 2H05

Growth impacted by de-risking
2H05 moderated following strong 1H05
-4%
-2%
4%
10%
5%
2H03
1H04
2H04
1H05
2H05

Growth constrained by de-risking
Unrealised gain on trading instruments
Underlying Growth
6%
5%
3%
-2%
8%
4%
2H03
1H04
2H04
1H05
2H05

Strong growth in Markets income: VaR remains low

Other Income
241
293
22%
1H05
2H05
Ave. VaR ($m)*
1.5
1.7
1H05
2H05

*continuing businesses

*97.5 confidence

7

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$m
index
400
350
300
250
120
110
100
90
Strong 1H05 Asset growth driving increased 2H05 NIACC
1H04
2H04
1H05
2H05
Client NIACC
% NIACC to Debt Product Lending (LHS)

Margin pressure driven by offshore markets

%
1.41
1.40
1.91
1.78
1.57
1.51
1.50
0.95
Aust
NZ*
Asia
UK/US*
2004
2005

UK/US
Asia
NZ
Aust.
9%
5%
14%
72%

*continuing operations

8

*NIACC - Net Income after Cost of Capital

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Product neutrality and customer segmentation

Product Businesses
Profit sits within product businesses
Relationship team is product neutral
Client Relationship Group
1500 clients

10

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The market is growing, but intensely competitive…

Corporate debt trends

%
Securities as % of total debt
11%
17%
17%
?
Forecast '06
~8%
Annual % change in corporate debt
20
15
10
5
0
-5
-10
89
91
93
95
97
99
01
03
05
07

BBB+ 5 year credit spread
100
90
80
70
60
50
40
30
20
10
0
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05

11

ANZ NOW

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[GRAPHIC]

Investor Discussion Pack

Steve Targett – Group MD, Institutional

November 2005

[LOGO]

Institutional Division overview

Client Relationship Group

•                  Clients with turnover above A$150m

•                  ~ 1500 clients

Markets

•                  FX

•                  Capital Markets

•                  Commodities

Trade and Transaction Services

•                  Trade finance

•                  Transaction banking services for Institutional and Corporate clients

•                  Custody

Corporate & Structured Financing

•                  Project finance in Australia/NZ/Asia

•                  Structured Finance

•                  M&A advisory

•                  Leverage Assets

•                  Private Equity

Contribution to

Group Cash NPAT*

[CHART]

[LOGO]

2

What we said at the September strategy day

During de-risking process, not enough focus on external market - no longer #1…

Lead Relationship

Market Share (%)*

2002-2005

[CHART]

… but a good base to build on*

•                  Strongest in relationship manager capability

•                  Strongest advisor in complex and structured finance products

•                  Best in understanding client funding and capital needs

•                  Best understanding of clients offshore banking needs

•                  Leader in Trade Finance services

•                  Strongest overall cross-sell

•                  Most widely used bank for interest rate derivatives

•                  Second in transactional banking

•                  Top 2 in FX coverage

*Peter Lee Associates survey, 2005

A clear
understanding

of where we
were at…

3

…and a clear understanding of what we needed to do

Step 1 - getting back in the finals…

Refocus

•                  De-risking completed

•                  Non-core activities sold

•                  Tighten up strategic focus

•                  Strong efficiency focus continues

Leverage our strengths

•                  Strong historical relationships - we get through the door

•                  Trade and Wall St to Main St - maintain momentum

•                  Geography - only Australian bank with meaningful Asian network

•                  Strong MIS

We’ve started growing again

[CHART]

Step 2 - winning back our #1 position

Building some essential capabilities

Right people

•                  retain and recruit key talent

•                  improve training

Right products

•                  build up debt capital markets and alternative asset capabilities

Right structure

•                  successful integration of capital markets and foreign exchange/commodity businesses

‘CEO Agenda’

•                  get in front of the CEO

•                  provide value added services, not just debt

True product neutrality & customer segmentation

•                  improve cross sell, reduce reliance on debt product

4

Some early successes

Wins in the market

•                  Capital markets league table improved

•                  Significant progress in Semi Government market

•                  First lead on Kangaroo Bond issue

•                  Sell down of Energy Infrastructure Trust

•                  Four PPP deals done including Royal Women’s Hospital

•                  Largest CMBS transaction in Australian market

•                  First significant reverse enquiry

•                  Cross sell evident in increased swaps activity with investor and borrower base

•                  Growth in total client return improving by approximately 10% from first half

Significant Hires

Successful in recent hires from major Australian competitors and from global investment banks

Bottom line – real momentum building!

5

Strong recent performance…

Good NPAT growth after a period of flat earnings

[CHART]

Growth in higher quality assets…

[CHART]

…reflected in lower specific provisions

[CHART]

Note: CS&F continuing businesses grew 14% in 2H05

6

…and very good second half momentum…

Business performance in line with expectations (NPAT growth)

[CHART]

Strong non interest income growth delivered in 2H05

[CHART]

*continuing businesses

Lending Asset growth moderating in 2H05

[CHART]

Strong growth in Markets income: VaR remains low

[CHART]

*97.5 confidence

7

…driven by increased cross sell, partly offset by offshore margin pressure

Increased client NIACC*

evidence of improved cross sell

(index: 1H04 = 100)

[CHART]

Australian Bank with most cross-sell

– Peter Lee Associates 2005

*NIACC - Net Income after Cost of Capital

Margin pressure driven by
offshore markets

[CHART]

Net Lending Assets by
Geography (FY05 end of period)

[CHART]

*continuing operations

8

Optimising returns from using the balance sheet

•                  Adjusting some key financial tools

•                  We have revised targets for RORWA and total client returns

•                  Discount rate in NIACC model* increased from ~11% to 15%

•                  EVA a powerful tool, but important to recognise boundary condition – i.e. there comes a point when high quality assets can’t be leveraged up sufficiently at a group level

•                  Changing the culture

•                  Will have the most enduring impact

•                  Centred around product neutrality concept

* NIACC – Net Income After Capital Charge – an EVA based customer profitability model

9

Product neutrality and customer segmentation

[CHART]

10

The market is growing, but intensely competitive…

Corporate debt trends

[CHART]

Reducing credit spreads have adversely impacted margins, but appear to have bottomed

[CHART]

11

Summary

•      Clear understanding of where we are at, and what we need to do

•      We’re now back in the game, and have good momentum

•      Balance sheet growth a means to an end, not an end in itself - focus on optimising returns from using balance sheet

•      Asian network a distinct competitive advantage

Increasingly confident on medium term outlook

12

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: higgins@anz.com

13

When people are inspired ...

Corporate Responsibility Report 2005

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Australia
New Zealand
Pacific
American Samoa
Cook Islands
East Timor
Fiji
Kiribati
New Caledonia
Papua New Guinea
Samoa
Solomon Islands
Tonga
Vanuatu
Middle East & South Asia
Asia
Cambodia
China
Hong Kong
Indonesia
Japan
Korea
Malaysia
Philippines
Singapore
Taiwan
Thailand
Vietnam
Europe
United Kingdom
United States of America

Our geographic locations

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When people are inspired ...

[LOGO]

Corporate Responsibility Report 2005

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From left to right (back): Andrew Baines, Head of Small Business Operations, Corporate Banking; Konstantin Georgiev, ANZ Customer, Elsternwick Branch; Caroline Gowan, Analyst, Group Strategic Development; Rosie Brown, Corporate Relations Manager, Comic Relief; Gautam Banerjee, Program Executive, Operations and Transformation, Personal Banking; Hong Taing, Graduate Trainee, People Capital and Breakout; Linda Volpe, Account Manager, Stream Solutions. Front: Veilawa Rereiwasaliwa, Manager Projects, Projects and Governance; Huyen Le Thi, Manager Operations MIS, Asia Pacific.

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... they put their customers first, create value for shareholders, lead and inspire each other and earn the trust of the community.

From left to right (back): Brendan Wagner, Manager, Elsternwick Branch; Vanessa Cook, Personal Banker, Elsternwick Branch; Sandie de Wolf, Chief Executive Officer, Berry Street Victoria; Glen Terry, Regional Manager, Port Phillip Region, Greening Australia; Neil Shields, Executive Director, Habitat for Humanity Victoria. Front: Habitat for Humanity program recipients, Aranka Buza and her three daughters: Melanie and Shannon (seated) and Kayla (far right); Alan Wright, Coordinator National Volunteer Program, World Vision.

ANZ is one of the largest companies in Australia and New Zealand and a major international banking and financial services group. The company’s assets total $293 billion. We have approximately six million customers in Australia and New Zealand, and more than 30,000 employees globally. We are also represented throughout Asia, the Pacific, the United Kingdom, Europe and the United States.

About this report

This is ANZ’s first Corporate Responsibility Report. It covers activities and outcomes from our reporting year to 30 September 2005 and, unless otherwise stated, refers to our Australian banking operations.

The acquisition and integration of The National Bank of New Zealand is relatively recent, so we have yet to incorporate our New Zealand Division into our overall corporate responsibility management and reporting systems. We will include New Zealand in our 2006 Corporate Responsibility Report and other geographic and operational areas, particularly our Asia Pacific division, progressively thereafter.

The Global Reporting Initiative (GRI) 2002 has been used as a guide in the preparation of this report, and KPMG has provided an external assurance statement on key performance indicators used in the report. In addition, The Corporate Citizenship Company has provided an assurance statement and commentary based on AA1000AS. More detailed information about specific activities and GRI indicators is available at www.anz.com/cr.

Message from the Chairman
Message from the CEO
Our Performance
Corporate Governance
Putting Our Customers First
Creating Value for Our Shareholders
Leading and Inspiring Our People
Earning Community Trust
Key Indicators
Assurance Reports
Recognition

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Message from the Chairman

There is a debate in our community as to whether a company’s objective should be solely to create shareholder value or to serve a number of stakeholders including shareholders, staff, customers and the community.

We consider that we can reconcile these two views and retain the primary objective of creating shareholder value by introducing the concept of sustained shareholder returns.

In our view the growth in shareholder returns can only be sustained if we have the support and respect of our employees, customers and the community. They expect us to be a good corporate citizen and that is our aim.

It means we conduct our operations with high standards for personal behaviour and ethics, employee engagement, customer service and consideration for the community and the environment. We set goals against which to measure ourselves and we track our performance.

These matters are an important focus for the Board. We have this year ensured they are formally acknowledged in our Board Charter and Directors’ Code of Conduct and we have given responsibility for their oversight to our Nominations, Governance and Corporate Responsibility Committee. At the management level, we have formed a Corporate Responsibility Council to inform and steer the detailed work.

We believe we should focus our efforts on issues directly relevant to a financial institution and where we can make the greatest contribution to sustainable social and economic development.

We have made considerable progress in some areas such as the growth in shareholder returns, employee engagement, serving our customers and earning community trust.

We are now putting increased emphasis on programs involving the safety of our employees, our impact on the environment, and how environmental considerations can be incorporated in our lending policies.

We started on this journey several years ago. How we have progressed is set out in this our first Corporate Responsibility Report.

/s/ Charles Goode
CHARLES GOODE
CHAIRMAN

Message from the CEO

A community working with other communities

A company must be more than its people, its products and its capital. Companies are not ‘islands’ that exist separately from the communities within which they operate. Successful companies understand and engage with their customers, their staff and their communities.

A broader focus on our responsibilities to these communities is consistent with achieving sustainable long-term results for shareholders as it requires directors and management to focus on the right things for the long run.

Our approach to each of our communities is captured in the five values we articulated several years ago and which form the structure of this, our first full Corporate Responsibility Report. Since then, there is much we have achieved and of which we are proud:

•                  We’ve introduced products and services that are recognised by customers and consumer organisations as best in class for their simplicity, transparent costs and responsiveness to consumer needs.

•                  We have delivered 141% Total Shareholder Return (TSR) over the past five years and 33% in the past year.

•                  We’re especially proud of our relationships with our people, who invest themselves and their careers with us. They innovate and produce results and in return we provide them with development and opportunities. Our staff engagement is the highest among all major companies in Australia and we are creating a high-performing and values-led culture.

In 2005, staff rated our most evident values as ‘customer focus’ and ‘community involvement’. Five years ago, these were ‘cost reduction’ and ‘profit’.

•                  We’ve sought to earn the trust of the community and demonstrate the social benefits that can be achieved when businesses work in partnership with local communities and community organisations.

•                  We’re implementing our Environment Charter by embedding environmental commitments in our business decisions, practices and behaviours, particularly in our lending, operations and procurement activities. We know, however, that we have more to do to establish robust systems to enhance our environmental performance.

Our Aspiration

Our Values

To be the bank with a human face

Put our customers first

Perform and grow to create value for our shareholders

Lead and inspire each other

Earn the trust of the community

Breakout, be bold and have the courage to be different

We have represented our value – ‘Breakout, be bold and have the courage to be different’ – through case studies and comments from our people which are featured throughout this report. Here, they describe in their own words some of the issues and opportunities we face, and how we can address these to achieve both business and social prosperity in the years to come.

Expanding our commitments

The challenge for us now is to sharpen and expand our commitments and to improve the transparency of our targets and our performance against them.

Sometimes this may mean a return to more traditional approaches, such as our decision to open more branches to increase our face-to-face interactions with customers. Other times it will require us to develop entirely new strategies, either on our own or through partnerships.

This report aims to demonstrate our approach to sustainable development: how we use our expertise in financial services, our corporate resources and the talents of our people to make a significant and lasting difference to our communities.

It reflects our belief that a company is a community that is interdependent with other communities. We are determined that ANZ will be a role model for how successful modern corporations work with and behave towards their customers, people and the communities in which they operate.

To this end, we thank you – our communities. I welcome any feedback on this report and how we can work better together in the coming years.

/s/ John McFarlane
John McFarlane
chief executive officer

Our Performance

Achievements and work-in-progress

ANZ’s approach to corporate responsibility is embodied in the values we established several years ago and which guide our actions and decisions today.

Here we describe our major achievements in living these values in 2005 and the key challenges ahead.

The case studies and comments from our people throughout the report represent our value – ‘Breakout be bold and have the courage to be different’. While our 2005 reporting focuses primarily on our Australian banking operations, these case studies highlight some major achievements in our New Zealand, Asia and Pacific businesses.

Putting Our Customers First

•                  Customer satisfaction: Our customer satisfaction remained the highest of the top four major Australian banks at 76.5%*, a three percentage point improvement on 2004, according to independent studies conducted by Roy Morgan Research.

•                  Customer Charter: Following feedback from our stakeholders, we released an updated version of our Customer Charter. The Charter sets out our service promises, including commitments to provide convenient, simple and responsible products, services and customer communication for our personal banking, small business and Esanda customers.

•                  Accessibility: We improved the accessibility of our services by opening our call centre 24 hours a day, seven days a week, adding more than 300 new Automatic Teller Machines (ATMs) throughout Australia and opening 15 new branches in communities such as Wyndham Village in Victoria; Clarkson in Western Australia; Cairns Central in Queensland; and Tahmoor in New South Wales.

Leading and Inspiring Our People

•                  Employee engagement: ANZ has the highest level of employee engagement (63%) among large employers and all major banks in Australia and New Zealand that participate in the globally recognised Hewitt Best Employers survey. Our survey result is nine percentage points above the financial services benchmark.

•                  Cultural transformation: Over the past five years, 21,000 staff have experienced our Breakout cultural transformation workshops including 3,078 people this year. A ‘Values Assessment’ has been conducted each year since the program began. In 2002, our people cited ‘cost reduction’ and ‘profit’ as the top two values most evident in our culture. Today they are ‘customer focus’ and ‘community involvement’.

•                  Recruitment: We have added over 1,100 mostly customer-facing roles in the past 12 months to support our agenda for growth and enhance our customer service.

Creating value for Our Shareholders

•                  Financial performance: We delivered a record profit of $3,018 million for the year ended 30 September 2005, up 7.2% on the previous year. Cash earnings per share (excluding non-core items) were 175.2 cents, up 8.8%.

•                  Environment Charter: We upgraded our Environment Charter to include a specific focus on understanding and assessing the environmental and social risks and opportunities in our lending activities; reducing the impact of our operations and those of our supply chain on the environment; and developing new products and services that help our customers improve their environmental performance.

•                  Risks in lending: ANZ has developed a new screening model to assess the potential environmental and social impacts of an individual transaction, a specific client or an entire portfolio/industry. This model enables us to more consistently identify key risk exposures, such as land contamination, through the credit review process. We have commenced the implementation of the model, with 25% of all Institutional Division transactions and 100% of the Corporate Division portfolio being screened this year. As a result, we specify conditions for financing approval to ensure our clients are able to reduce or mitigate the identified risks.

Earning Community Trust

•                  Volunteering: 18% of Australian staff contributed more than 24,000 hours as part of our ANZ Volunteers program, which provides employees with eight hours leave each year to complete volunteering activities of their choice. ANZ’s program is among the leaders globally – the average corporate volunteering participation rate is 8.5%.**

•                  Community Giving: 28% of our Australian staff donated money to 18 community partners through our Community Giving program where ANZ matches staff contributions dollar-for-dollar up to $1,000 per person. This was achieved principally through staff donations to Tsunami relief efforts, where ANZ and its people donated $1 million to support the work of World Vision.

•                  Saver Plus: Through our Saver Plus financial literacy and matched savings program we assisted more than 700 low-income families to develop a long-term savings habit, improve their financial knowledge and save for their children’s education. As part of the program, ANZ provided funds to match more than $800,000 saved by participants.

Future Challenges

Areas requiring specific focus in the coming year include:

•                  Environmental Management System (EMS): We are implementing our upgraded EMS to improve our ability to identify, measure, enhance and report our environmental performance.

•                  Risks in lending: Having established the new screening model to assess potential environmental and social impacts in our lending activities, we are now focused on training our people to implement the model across our Institutional and Corporate divisions.

•                  Supply chain standards: We have developed a Sustainable Procurement Policy to be introduced into new and existing supplier contracts in 2006. The policy will guide the selection and evaluation of suppliers on the basis of environmental and social indicators consistent with ANZ’s Environment Charter, including labour, health and safety standards and environmental impact.

•                  Occupational health and safety: Having developed an enhanced health, safety and wellbeing strategy in 2005, our next step is to successfully introduce our new health and safety system across ANZ.

•                  Females in executive positions: The percentage of females in executive positions increased from 17.5% in 2004 to 18.8%. However we did not meet our target to have females in 20% of executive positions by the end of 2005. We are continuing our focus on achieving this target through our mentoring programs for women; having at least one female on shortlists for all management and executive roles; by ensuring there is a woman on recruitment panels where possible; and by hiring an equal intake of males and females in our graduate program.

•                  Human rights: ANZ is currently assessing opportunities to make a formal commitment to external human rights instruments and to enhance our existing policies and practices, which already address human rights issues relevant to our core markets of Australia and New Zealand.

  *           Preliminary results for September 05.

**          Figures based on volunteering participation rates from members of the London Benchmarking Group (LBG) for corporate community investment programs. The highest participation rate from LBG members was 53% and the lowest was 0.3%.

Performance Summary

The following pages contain a self-assessment of how we performed on our key corporate responsibility goals for 2005. These are described in full on our website. Green describes activities that are on track or complete. Amber represents targets which were not met, but where progress has been made. Black represents targets that were not met and where no progress was made.

X No progress   Y Progressing   Z Completed

2005 Goals	Performance	Assessment

Customers

Match the regional and community banks’ satisfaction scores of 80% or more.

We achieved customer satisfaction of 76.5%*, improving our performance by three percentage points. However we are yet to match the performance of regional banks, which average 79.7% customer satisfaction. Source: Roy Morgan Research.

Y

* Preliminary results for September 05.

Expand our branch representation in Australia.

We’ve opened 15 new branches in communities around Australia, as part of our ongoing branch expansion program. Locations include Wyndham Village in Victoria, Clarkson in Western Australia, Cairns Central in Queensland and Tahmoor in New South Wales. Over the next three years we’ll expand the branch network by almost 10% or around 65 branches.

Y

Improve performance on our Customer Charter, and conduct a review of the Charter to ensure our basic service standards are consistent with customer and community expectations.

This year we exceeded our performance standard on every promise in the Charter except our commitment to answer standard home loan applications within two working days. We identified 5,296 cases where our answer was unacceptably delayed, resulting in a total of $52,960 in account keeping fees being refunded to our clients. Following extensive consultation with our customers, employees, government, regulators and community organisations – and in response to the findings of our 2005 research into adult financial literacy and personal debt - we have redeveloped the Charter with promises that focus on convenient, simple and responsible products, services and customer communication.

Z

Introduce initiatives, tools and systems that make ANZ ‘easier to do business with’ for our customers, and for non-customers interested in switching banks.

We’ve added more than 300 ATMs throughout Australia and over 1,100 mostly customer-facing roles over the past 12 months to support our agenda for growth. Our call centre is now open 24 hours a day, seven days a week.

Z

Address the findings from the extensive review of our lending practices, including increased specialist resources to implement changes and embed new processes.

An environmental and social screening of clients, transactions and portfolios has been incorporated into the lending practices of our Institutional and Corporate banking activities. This allows our potential exposures to activities with significant environmental and social impact to be more explicitly identified and taken into account in the financing approval process.

Z

X No progress   Y Progressing   Z Completed

2005 Goals	Performance	Assessment

People

Achieve at least 20% female representation at the executive level by the end of 2005 and a 50/50 split in graduate hiring.

The percentage of women in executive positions increased to 18.8% in 2005 from 17.5% in 2004. We did not achieve our target to have females in 20% of executive positions by the end of 2005. Of our 190 graduates recruited in 2005, 44% were female.

Y

Review ANZ’s Disability Action Plan by September 2005.

ANZ commenced a review of its Disability Action Plan in late 2004 and following an external assessment of progress in May this year it was agreed that the plan be reviewed in its entirety. A first draft of the revised plan, incorporating input from internal and external stakeholders, will be completed in December 2005.

Y

Introduce improved rewards and remuneration structure for managers to provide clearer links with performance and demonstration of ANZ’s values.

ANZ revised and simplified its remuneration structure for all managers in October 2004. This provided a balance between assessment of an individual’s short and long-term performance, and a clearer link between rewards, performance and demonstration of ANZ’s values.

Z

Become a ‘Best Employer’ in the globally recognised Hewitt Employee Engagement study by 2006.

This year we had the highest level of employee engagement among large employers in Australia and New Zealand, and among all major banks in the globally recognised Hewitt Best Employer survey. Employee engagement increased from 60% in 2004 to 63%, demonstrating consistent improvement in staff satisfaction and engagement since 1999. Our score places us in Hewitt’s ‘Best Employer’ zone.

Z

Train an additional 5,000 ANZ people through our Breakout cultural transformation workshops.

A further 3,078 ANZ staff participated in our Breakout foundation workshops, some 800 frontline staff participated in Breakout to the Frontline and 120 staff participated in Breakout Recharge, which focuses on re-energising teams and individuals, employee wellbeing, growth and innovation.

Y

Revise and launch ANZ’s health and safety strategy, to build a mindset and culture of ‘zero harm’, through a Group-wide focus on health and safety awareness, accountability and behaviour.

ANZ’s health and safety strategy was revised and launched in 2005. This includes the development of a new Health, Safety and Security Management System. In addition to programs and training to increase awareness of health, safety, security and wellbeing implemented in 2005, ANZ continued its facilities improvement programs, including branch refurbishment and upgrades.

Z

Move beyond a compliance-based system of health and safety, and introduce programs to promote a sense of physical and psychological wellbeing for all staff.

We introduced a range of programs promoting the physical, psychological and emotional wellbeing of our people. 1,370 staff took up the offer of free health checks through our ‘My HealthCheck’ program. 4,148 employees registered for our online health information service. We funded more than 200 teams to participate in the Global Corporate Challenge, a program promoting physical fitness in the workplace, and more than 5,000 staff attended our ‘financial fitness’ sessions held around Australia during the 2005 calendar year.

Y

Performance Summary

X No progress   Y Progressing   Z Completed

2005 Goals	Performance	Assessment

Community

Support 500 families to improve their financial knowledge, build a long-term savings habit and save for their children’s education through our Saver Plus program.

Through our Saver Plus program, ANZ and its community partners the Brotherhood of St Laurence, Berry Street Victoria, The Benevolent Society and The Smith Family, have assisted more than 700 low-income families to develop a long-term savings habit, improve their financial knowledge and save for their children’s education. As part of the program, ANZ provided funds to match more than $800,000 saved by participants.

Z

Provide MoneyMinded facilitator training to 250 financial counsellors and community educators to deliver MoneyMinded workshops to 10,000 people in 2005.

More than 400 financial counsellors and community educators have been trained to deliver our MoneyMinded financial education program around Australia with 3,500 people attending the workshops. This has been achieved through partnerships with community organisations such as the Brotherhood of St Laurence, Berry Street Victoria, The Smith Family, The Benevolent Society, Mission Australia (WA), Anglicare (SA), Kildonan Child and Family Services (Vic) and the Australian Financial Counselling and Credit Reform Association.

Y

Develop an easy access small loans program to meet the needs of people on low incomes who are currently using ‘payday’ lenders and other fringe credit providers.	The loans program structure has been developed and we plan to introduce it once we have tested the product to ensure it is robust and sustainable.	Y

Deliver on our commitment to undertake research into Australian financial literacy levels every two years, with the second round of findings to be released mid-August 2005.

ANZ released its second national survey into Adult Financial Literacy in Australia on 25 November 2005. We extended the deadline to enable us to complete and release additional research into personal debt and financial difficulty.

Z

Achieve a 10% participation rate of employees contributing to ANZ’s Community Giving initiative.

28% of our Australian staff donated money to 18 community partners through our Community Giving program. The high participation rate was principally achieved through staff donations to the Tsunami relief efforts to support the work of World Vision. Our total contribution via Community Giving was $1.1 million.

Z

Achieve a target of 20,000 hours donated to Australian not-for-profit organisations through our ANZ Volunteers program.

This year 3,675 or 18% of Australian staff contributed more than 24,000 hours as part of our ANZ Volunteers program. ANZ’s program is among the global leaders. The average corporate volunteering participation rate is 8.5%.*

Z

* Figures based on volunteering participation rates from members of the London Benchmarking Group (LBG) for corporate community investment programs. The highest participation rate from LBG members was 53% and the lowest was 0.3%.

Provide more than $350,000 to local communities through the ANZ Community Fund in the 2005 financial year.	We achieved our target to contribute $350,000, with our branches providing financial support for over 185 local community projects across Australia.	Z

Provide more than $350,000 in small grants to rural communities, in partnership with the Foundation for Rural and Regional Renewal, through the Seeds of Renewal program in 2005.	ANZ and the Foundation for Rural and Regional Renewal provided 93 grants totalling $358,000 to small rural communities throughout Australia.	Z

X No progress   Y Progressing   Z Completed

2005 Goals	Performance	Assessment

Environment

Finalise the implementation of the environmental and social risk and opportunity assessment process for our Corporate and Institutional divisions.

ANZ has developed a new screening model to identify key risk exposures in our Institutional and Corporate divisions, such as land contamination. We aim to address these risks by specifying conditions for financing approval and ensuring our clients are able to reduce or mitigate the identified risks. We have commenced the implementation of the model, with 25% of all Institutional Division transactions and 100% of the Corporate Division portfolio being screened, with full implementation expected to be complete in 2006.

Y

Continue to develop product and service offerings that assist our customers to improve their environmental performance.

A pilot to assess retail customer appetite for a ‘green’ mortgage offering has been undertaken in association with the environmental organisation, easybeinggreen. ANZ Markets has established a transactional capability for Renewable Energy Certificates and is transacting Gas Abatement Certificates. ANZ has joined the BP Solar consortia and submitted expressions of interest to the Australian Government’s Solar Cities Program (a Government initiative to encourage use of solar energy alternatives in urban areas across Australia).

Y

Implement an Environmental Management System (EMS) consistent with ISO14001 to identify, measure and track our environmental performance.

We did not fully implement an EMS this year as we expanded the scope of work required to establish an effective and robust system covering all elements of our operations. We have developed the framework, processes and procedures, consistent with the format and structure of ISO14001, and will complete implementation of the EMS in 2006.

Y

Reduce electricity consumption by 10% compared to 2003.

While our initial target set in 2002 was to reduce electricity consumption by 10% over three years, we did not at the time have a comprehensive EMS to ensure data accuracy. The 2003/2004 data for electricity consumption has since been tested by KPMG and now forms the baseline year for our performance reporting.

In 2004/2005 ANZ used an estimated 130,000 MWH of electricity, compared to 127,112 MWH in 2003/2004. At the time of printing, our 2004/2005 data was an estimate only – based on raw data and forecasted estimates. Fully tested electricity data and details of our performance against our 2005 target will be published on www.anz.com/cr/environment by January 2006. We have added 15 new branches, 300 ATMS and over 1,100 staff this year, which may have contributed to our constant level of electricity consumption.

X

Reduce office paper consumption by 5% compared to 2004.

Office copy paper consumption has reduced by 4% net or 7% per full-time equivalent employee in the past 12 months. Our people participated in our company-wide ‘Great Paper Chase’ promotion to support this objective and reduce paper use across ANZ.

Z

Increase recycling and reduce waste to landfill by more than 10% compared to 2004.

While we recycled 1,329 tonnes of paper waste in 2005, we have not reached our waste management targets. A key focus in 2006 will be to expand the collection of waste data across Australia to establish a baseline for future analysis and reporting and to improve our performance. This will include the implementation of dedicated bins for recyclable and general waste across all ANZ sites.

X

Enhance our existing procurement policies and practices to address social and environmental risks and opportunities in our supply chain.

Our new Sustainable Procurement Policy was developed this year, in consultation with suppliers and non-government organisations. The implementation of this policy will involve collaboration with key suppliers to identify opportunities to minimise the environmental and social impact of our procurement activities.

Y

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Pictured – David Meiklejohn, David Gonski AO, Charles Goode AC and Dr Gregory Clark, Nominations, Governance & Corporate Responsibility Committee.

Corporate Governance

The ANZ Board Charter requires Directors to act in a manner to create and continue to build sustainable value for shareholders; and in accordance with their duties and obligations under the ANZ Constitution and the law.

This year the Charter was amended to explicitly state that in performing their duties, Directors should recognise ANZ’s corporate responsibility objectives and the importance of ANZ’s relationships with all its stakeholders including the communities and environments in which the company operates. These amendments have been reflected in ANZ’s Directors’ Code of Conduct.

We also expanded the role of the Board’s Nominations and Corporate Governance Committee to include Corporate Responsibility, reflecting the increased focus the Board is seeking on relevant objectives, programs and outcomes.

The Nominations, Governance and Corporate Responsibility Committee is responsible for reviewing ANZ’s approach to, and strategies for, ensuring corporate responsibility remains an important focus and is integrated into overall business performance.

At a management level, the Corporate Responsibility Council has an oversight and advisory role. The Council is made up of senior executives from our business, operational areas and corporate centre. These leaders work across the group and also within their businesses to advise on and encourage participation in our corporate responsibility agenda.

Additional senior appointments to direct and drive specific components of our corporate responsibility agenda include:

•                  Fiona Krautil – the former Director of the Federal Government’s Equal Opportunity for Women in the Workplace Agency (1999–2004) as our Head of Advancement of Diversity and Women.

•                  Gavin Murray – the former International Finance Corporation Director of Environment and Social Development as our Director of Institutional and Corporate Sustainability.

•                  Judy Smith – the former Manager of Telstra’s Telstracare as our Practice Leader, Health and Safety.

This year we also revised the performance assessment criteria for our Management Board and top 800 managers to include a balanced scorecard of financial as well as non-financial measures including objectives relating to staff, customers, community and the environment.

ANZ strives to achieve best practice in corporate governance by taking into account the principles and guidelines set out by the Australian Stock Exchange Corporate Governance Council, the New Zealand Securities Commission and the Combined Code of the United Kingdom.

ANZ shares and related securities are listed on the Australian, New Zealand and the New York stock exchanges. ANZ must comply with listing requirements in Australia and New Zealand as well as the US Sarbanes-Oxley Act of 2002, the US Securities and Exchange Commission rules and the New York Stock Exchange Listing company requirements.

As we increase in size, we must ensure we do not lose sight of our core values, our rigorous approach to risk management and the importance of our focus on people and our unique culture.

Inspire ANZ – Stephanie Chenoweth, Group Strategic Development.

ANZ’s organisational and strategic approach to corporate responsibility

This chart represents ANZ’s organisational and strategic approach to integrating corporate responsibility principles across our business. We are currently developing our Shareholder and People charters.

[CHART]

Charters

Our Customer, Community and Environment Charters describe our approach to corporate responsibility and the way we behave towards our stakeholders. Each of these Charters was upgraded in 2005. We continue to work with our stakeholders to develop our Shareholder and People Charters.

Codes of conduct

Three codes of conduct guide our everyday business practice and decision-making:

•                  ANZ Directors’ Code of Conduct guides directors in pursuing the highest ethical standards in the interests of shareholders and all other stakeholders including our people, customers and the communities and environments in which ANZ operates.

•                  ANZ Employee Code of Conduct sets out the ethical standards and principles to guide the conduct of all ANZ people. An important aim of the Code is to create an environment where our people can excel regardless of race, religion, age, disability or gender.

•                  ANZ Code of Conduct for Financial Officers guides the Chief Financial Officer and financial staff in their everyday dealings and decisions.

Policies

We have Group-wide policies including those covering anti-discrimination, corruption and bribery, confidentiality of information, prevention of money laundering and terrorist financing, insider trading, employee indemnity, market disclosure, privacy, operational risk, public policy advocacy and political donations, our relationship with external auditors, health and safety and whistleblowing.

This governance framework is supported by a strong focus on compliance – including six-monthly auditing of business and functional areas.

ANZ’s stakeholder engagement principles

Congruence

We engage with our stakeholders on matters that are aligned with our agenda, priorities and the issues associated with our business.

Consultative

We consult widely to achieve the best outcome through consideration of a diverse range of perspectives and experiences.

Collaborative

We aim to establish deep partnerships with organisations with which we can develop a shared vision. We balance the competing needs and interests of all stakeholders in the actions we take and decisions we make every day.

Working with our stakeholders

Our relationships with our stakeholders – our customers, employees, shareholders and the community – are at the heart of our business.

Over recent years these relationships have advanced beyond information delivery and occasional organised forums, to ongoing dialogue and, in some cases, multi-layered partnerships.

The principles that guide the way we work with our stakeholders are described above.

Stakeholder insights and feedback have informed many of our most successful business strategies. For example:

•                  Our Customer Charter includes a commitment not to leave rural communities and to provide simple, convenient and responsible products and services. It was developed, and enhanced again this year, following extensive research and consultation with our customers, staff, consumer advocate groups and regulators.

•                  Our workplace strategies are shaped by the ideas and views of our people. We conduct an annual employee engagement survey followed by focus groups to better understand the issues and opportunities we must address to make ANZ an employer of choice.

•                  Our Community Charter recognises we have a leadership role to play in improving financial literacy and inclusion in Australia. This approach was developed in response to feedback from our staff, government, regulators, community and consumer groups regarding issues such as low levels of savings, unsustainable levels of personal debt affecting some consumers, financial stress and the personal stress this can create.

•                  Our Environment Charter was developed and launched this year following broad consultation with our people and a range of environmental and community groups. The Charter focuses on understanding and assessing the environmental and social risks and opportunities in our lending activities; reducing the impact of our operations and those of our supply chain on the environment; and developing new products and services to help our customers improve their environmental performance.

Participating in the political and public policy-making process

ANZ is an active participant in the political and public policy-making process. We seek to constructively shape our operating environment by understanding the perspectives of our community’s elected representatives, policy makers and regulators.

Our participation is multi-layered. At the leadership level, our CEO formally meets twice yearly with political, policy-making and regulatory leaders. At the policy development level, ANZ is engaged with our regulators and Federal, State and Territory Governments. This engagement takes a number of forms including:

•                  participation in Government advisory bodies such as our CEO’s membership of the Australian Government’s Financial Literacy Foundation, Business Regulation Advisory Group and Foreign Affairs Council;

•                  regular, issue specific discussion with elected representatives, policy makers and regulators;

•                  research based submissions on business, economic, social and environmental issues. This year, this included submissions and supporting dialogue with:

•                  Senate Economics Committee Inquiry into the links between Australia’s current account deficit, the demand for imported goods and household debt.

•                  Parliamentary Joint Committee on Corporations and Financial Services Inquiry into Corporate Responsibility

•                  Corporations and Markets Advisory Committee Review of Directors’ Duties and Corporate Social Responsibility

•                  Consultation on the National Indigenous Consumer Protection Strategy

•                  House of Representatives Committee on Aboriginal and Torres Strait Islander Affairs Inquiry into Indigenous Employment Programs

•                  House of Representatives Standing Committee on Family and Human Services Inquiry into Balancing Work and Family Life

Key memberships include the Australian Bankers’ Association, the Business Council of Australia, and the United Nations Environment Program Finance Initiative.

Political donations

ANZ makes political donations each year to support the democratic process of parliamentary government in Australia. In 2005, we donated $100,000 to the Liberal Party of Australia and $50,000 to the Australian Labor Party. ANZ’s political donations are also publicly disclosed each year in our annual report.

Controversial sectors and issues

During the year, a number of customers and other stakeholders raised some environmental and/or social concerns regarding ANZ’s involvement with the following sectors or issues:

•                  Forestry

•                  Hydropower and large dams

•                  Wind farms and coastal development

•                  Energy exports such as coal to Asia

•                  Coal-fired power generation

•                  Project finance standards

•                  Trade finance due diligence

•                  Occupational health liabilities

ANZ responded to their specific concerns. In some cases, this involved raising these concerns directly with the clients involved, reviewing the extent of ANZ’s exposure to specific sectors or issues and continuing to discuss ANZ’s role in addressing their specific concerns. Overall, the feedback was used to better understand the social and environmental risks and opportunities facing individual sectors, issues and clients and to enhance our ability to work with our clients on these issues.

Creative

We create innovative programs, initiatives and responses designed to make a significant and lasting difference. We aim to be bold and have the courage to be different.

Communicate

We value dialogue and open, honest and ongoing communication with all stakeholders. We lead with action and share our approach and outcomes widely.

Commitment

We are committed and persistent in our efforts to achieve a common understanding and real outcomes on challenging issues and opportunities.

Robust risk management

ANZ’s risk management framework includes Board policy setting and review with senior management oversight and independent business unit monitoring.

ANZ Board

•                  Risk Management Committee – oversees principles, policies, strategies, processes and control frameworks for the management of risk and approves credit transactions beyond the approval discretion of executive management

•                  Audit Committee – reviews financial control frameworks and compliance

Senior Management

•                  Credit & Trading Risk Committee – oversees credit policy, major lending decisions, asset writing strategies and traded and non-traded market risk

•                  Group Asset & Liability Committee – oversees regulatory capital, balance sheet structure, liquidity and funding

•                  Operational Risk Executive Committee – oversees operational risk and compliance strategy

Business Unit Level

•                  Business Unit Risk Management – Discharge responsibilities for business, market, credit, operational, liquidity and reputational risk and compliance with internal and external obligations

We have a Group-wide crisis management plan that is tested every 18 months by four crisis management teams and our approach is reviewed and assessed by external experts. Each business unit also has a business continuity plan, which is reviewed and updated every six months.

Lending Risk

Our Institutional and Corporate divisions have upgraded our evaluation of our clients’ environmental and social impacts. This broader focus has involved:

•                  Increasing engagement with our clients to ensure they are able to minimise or mitigate environmental and social risks and to identify any financial constraints to improving their ongoing environmental and social performance.

•                  Implementing an environmental and social issues ‘screen’ of clients, transactions and portfolios across ANZ’s Institutional and Corporate divisions. This model enables us to more consistently identify key risk exposures, such as land contamination, through the credit review process. We have commenced the implementation of the model, with 25% of all Institutional transactions and the entire Corporate Division portfolio being screened. As a result, we specify conditions for financing approval to ensure our clients are able to reduce or mitigate the identified risks.

•                  Updating ANZ’s lending policies, guidelines and procedures, and our staff training, to ensure we effectively assess the environmental and social issues in decision-making processes within the Institutional and Corporate divisions.

Reputation Risk

We have also developed a Reputation Risk Framework to provide staff with guidance on issues that have the potential to affect our standing with our staff and in the community. This framework identifies areas of reputation risk and provides a forum to address concerns or escalate issues.

See anz.com to find out more about our:

•                  Corporate Governance > www.anz.com/corporategovernance

•                  Charters, Codes of Conduct, Policies > www.anz.com/corporategovernance

•                  Stakeholder engagement framework > www.anz.com/cr/approach

Putting Our Customers First

In many ways we need to keep doing exactly what we are doing – realising that evolution as a business must match the evolution of our society, which in turn shapes the needs, wants and habits of our staff, customers and shareholders. We need to strike a balance of doing things for the short to medium term and taking some risks for the long-term. Building relationships now that will bear fruit in the future. Inspire ANZ – Karl Langkau, Consumer Finance.

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Customer satisfaction* with main financial institution in Australia

* % Satisfied (very or fairly satisfied, six-monthly moving average)

Source: Roy Morgan Research – Main Financial Institution Satisfaction.

Putting customers first is one of the five values that guide our actions and decisions. However, we know this commitment has to be more than words. To us it means being friendly and welcoming, making banking as simple, easy and accessible as possible, and providing leading trusted and responsible financial advice, products and services.

Delivering on these commitments consistently is challenging and we do not always get it right. We know we can’t succeed unless we continue to develop a thorough appreciation of the needs and interests of our customers, acknowledge and fix our mistakes as soon as they occur and have the right people in our business to take care of our customers.

Our customers have recognised these efforts, with our customer satisfaction increasing by three percentage points in the past year. ANZ now has the most satisfied retail and corporate and small business banking customers of all major banks in Australia, according to independent research conducted by Roy Morgan Research and the TNS Business Finance Monitor respectively. We were also recognised as Bank of the Year for the sixth year in a row by independent research group, Cannex.

Pictured – Branch Managers, Leisa Logan, Forest Hill and Daniel Leong, Donvale.

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Average queue service standards in Australian branches*

*                 These figures are based on ANZ branches which use the Q-matic system. This system allows us to identify how long customers wait to be served and provides us with the ability to react in real time.  In 2005 we installed a further 35 Q-matic systems in selected branches, increasing our total to 134.

ANZ branch representation

	2004	2005
Queensland	145	149
NSW and ACT	211	217
Victoria and Tasmania	231	232
South Australia and Northern Territory	82	84
Western Australia	72	74
Total	741	756

Delivering service promises

Our ‘customer first’ approach is embodied in ANZ’s Customer Charter which covers our Personal, Small Business and Esanda customers. The Charter was first developed in 2001 in response to stakeholder feedback, and includes commitments to provide simple, fast account opening; quick, convenient branch banking; to ensure privacy of customer information; and the swift resolution of complaints.

Our performance against these commitments is monitored monthly and independently audited and reported upon annually. This year, we exceeded our performance standard on every promise in the Charter except our commitment to answer standard home loan applications within two working days. We identified 5,296 cases where our answer was unacceptably delayed, resulting in a total of $52,960 in account keeping fees being refunded to our clients.

Following extensive consultation and, in response to the findings of our 2005 research into adult financial literacy, we have redeveloped and relaunched the Charter. The updated promises focus on convenient, simple and responsible products – particularly credit cards – services and customer communication.

Providing more convenient banking

Our customers have told us that time is one of their most precious commodities, so we have implemented a number of initiatives to ensure we make banking as convenient as possible for them:

•                We have opened 15 new branches in communities around Australia. Locations include Wyndham Village in Victoria; Clarkson in Western Australia; Cairns Central in Queensland and Tahmoor in New South Wales.

•                We have added more than 300 ATMs throughout Australia with plans for at least a further 200 in the next 12 months.

•                176 branches opened for extended hours over Easter; and 230 for the Christmas holiday period.

•                Our Australian Call Centre is now open 24 hours a day, seven days a week. It has again been recognised for excellence in customer service, winning the Outstanding Service category in the International Customer Service Professionals (ICSP) 2005 Awards.

•                We’ve kept our 1998 promise not to leave any community in rural and regional Australia.

Pictured – Customer Dino di Bella and Andrea Gosstray, Shepparton Branch.

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Simplifying our product range

Our commitment to improving financial literacy and inclusion must extend to providing a range of simple, accessible mainstream banking products for a variety of different customers.

Three years ago we streamlined our Access transaction accounts in response to customer feedback that our product range was too complex. Today, Access Advantage – an ‘all you can eat’ account providing an unlimited number of ANZ transactions for $5 per month; and Access Select – a ‘pay as you go’ account with no monthly fee and up to six free ANZ transactions per month; are award winning accounts and have been recognised by independent financial services research company, Cannex with five-star ratings.

Our Community Banking package provides concessions including no monthly account fees and unlimited free transactions to seniors, students, young people, disabled people and benefit recipients.

While we have made good progress, a recent third-party review revealed that we have more work to do to simplify our core products, services and customer communication, and ensure these are marketed responsibly.

Responsible products and services

We aim to market our products and services responsibly and in a way that allows the costs and benefits to be clearly understood by our customers.

Our underlying principle is to lend only to customers who have the ability to service and repay a loan. We have a range of policies to determine a customer’s credit worthiness and ability to make repayments. This includes assessment calculations to ensure customers will be able to repay a loan not only at today’s interest rate, but also in the event of an interest rate rise.

We have also taken steps to ensure our lending behaviour is aligned with community expectations, taking into account feedback from financial counsellors who deal with people facing financial difficulty every day.

As a result, measures over and above regulatory requirements and industry standards are embedded into ANZ policies and procedures. For example ANZ will:

•                not offer a credit card limit increase if customers have a recent poor credit performance or are having difficulty meeting repayments

•                not offer customers credit limit increases if ANZ knows they are on a fixed income such as a government benefit

•                provide customers with information about easy and efficient ways to reduce their credit card limit

•                improve information and disclosure on credit card limit increase offers including how much the minimum monthly repayment would increase, and how to request a lower offer.

We have also trained a ‘hardship team’ in our call centres who can assist customers facing financial difficulty by offering debt moratoriums of up to three months and referring them to independent financial counsellors for money management coaching and assistance.

We should use our strengths to ‘bring to production’ concepts that will contribute to sustainability of our society. This could be through finance, leveraging business contacts, facilitation, promotion, finding synergies with our own products with a view to strategic alliances, or even getting directly involved in start-up enterprises.

Inspire ANZ – Alex Byass, Consumer and Business Technologies

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Number of complaints in Australian operations

Customer Advocate - breakdown of completed matters in Australia

	2004	2005
Total number of complaints	64	46
Finding for customer	20	13
Finding for ANZ	31	26
Finding for both	13	7
Compensation amount	$54,970	$31,443
Non-financial outcome	47	37
Resolved in <20 days	27	21
Resolved in >20 days	37	25

Customer Communication

ANZ undertakes advertising both in a mass market context and via targeted direct marketing. In the financial year 2005, we spent in excess of $20 million on advertising and direct marketing.

These activities must conform to requirements set out in the Code of Banking Practice, Financial Services Reform Act, Commercials Acceptance Division, Trade Practices Act, and by the Advertising Federation of Australia, Australian Association of National Advertisers and the Advertising Standards Bureau. All communication material must be signed off by a legal, risk and brand compliance representative within ANZ prior to proceeding to production. In 2005 there were no breaches of the above codes formally lodged with the Head of Strategy and Marketing or the Heads of Marketing group.

This year we updated our educational booklet Kickstart your financial fitness to include clearer information on managing credit cards. Kickstart is available in ANZ branches throughout Australia and on anz.com. It does not contain any product promotion and is designed to provide customers with practical information on the essentials of money management – including tips on saving, managing debt and credit, investing, retirement planning and protecting assets.

Fixing our mistakes

Over the past year a particular focus has been on improving ANZ’s complaint resolution process. Overall complaints are down by 7,574 to a total of 22,429. We also resolved 86% of complaints within 48 hours (78% last year) and 99% in 10 working days (93% last year).

Our Customer Advocate is responsible for solving the most difficult customer complaints. This role was introduced in 2003 to facilitate prompt and impartial conclusions to disputes with a bias towards our customers.

Since then, there has been a downward trend in both the number of complaints requiring the Customer Advocate’s attention and the number of complaints about ANZ to the Banking and Financial Services Ombudsman (BFSO).

During the year, 68 matters were referred to ANZ’s Customer Advocate for review. Forty-six of these were resolved, compared to 97 references and 64 resolutions the previous year. Findings for ANZ increased from 48% in 2004 to 57% this year. The Customer Advocate reports that this outcome reflects improved customer service and complaint management processes within ANZ. His reviews confirm that, in the majority of cases, customers had been treated fairly and ANZ had acted in accordance with good banking practice.

In the 2004/2005 financial year, the BFSO closed 552 ANZ cases, down from 695 in the previous year. Ninety-one percent of cases referred back to ANZ were resolved by ANZ without the need for a more formal investigation by the BFSO. The largest category of complaints to the BFSO related to consumer finance/credit cards, followed by housing finance.

While overall these outcomes demonstrate an improvement in our ability to solve customer issues quickly, specific cases throughout the year remind us that trends are not enough and every single customer concern must be treated promptly, fairly, openly and with empathy.

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Pictured – Kuoung Muyleng, Tho Narith, Heak Lina and Heng Darany from ANZ Royal Bank Cambodia.

Living our values ANZ Royal Bank in Cambodia

We see real commercial opportunities in this market, but beyond this, we are already demonstrating that we can make a difference to a country still recovering from years of war.

ANZ Royal, a joint venture between ANZ and Royal Group of Cambodia, opened its first four retail branches in Phnom Penh in August 2005. This makes it the first top 50 international bank with full retail facilities in the country.

We see real commercial opportunities in this market, but beyond this, we are already demonstrating that we can make a difference to a country still recovering from years of war.

We work closely with the regulators and provide them with a commercial perspective on developing appropriate anti-money laundering policies and regulation. We are talking with the other local banks and the National Bank of Cambodia to move to an electronic payments system that will facilitate transactions between the banks. We encourage and support collaboration within the industry and are working with our peer banks and the Cambodian Bankers’ Association to raise the standards of the banking industry as a whole.

Of the 14 million people in Cambodia, the National Bank calculates that only 120,000 people operate within the banking system and that for every dollar that is in the system there is $10 in the informal economy. We are less interested in taking market share off our competitors, who are vital to building a vibrant financial sector and wider economy, and more interested in bringing into the formal economy the millions of dollars that are currently ‘hidden’.

Our advertising and marketing material is based around financial education and information about how to use bank accounts and ATMs, rather than our product sales themselves. Our aim is to increase financial literacy at all levels of the community, so that people become familiar with banking terms and practices.

We have instigated a three-minute financial news round-up at the end of the national news on the Cambodian Television Network every Friday. This is the first time that people in Cambodia have really been able to learn about financial markets around the world and to see how they impact them locally. We are currently exploring sponsoring a weekly 30-minute program to teach people about financial issues and how banking can revolutionise the way they manage their finances.

We are here to be an active participant in the market, not just to take advantage of commercial opportunities. In 20 years time, I would like people to look at ANZ Royal and not simply say that it is successful in its own right, but also to recognise what it has done to build the banking market in Cambodia, with all the potential benefits that this offers, as well as seeing it as an organisation that they trust will continue to do more for the country’s economic future.

Cambodia is essentially starting from scratch and ANZ Royal is playing an important role in its development.

You cannot be ‘bold and different’ if you’re not prepared to make mistakes, and we will make a few of these along the way. But in the process we will make a difference in Cambodia – helping to develop an active commercial sector, supporting and strengthening a country’s economy as well as its social infrastructure, and growing our business at the same time.

DEAN CLELAND

CHIEF EXECUTIVE OFFICER

ANZ ROYAL CAMBODIA

We must be responsive to our clients’ needs and responsible in the way we integrate economic, environmental and social considerations in our business lending decisions. We engage our clients to identify how key environmental and social issues are being managed and how we can help them ensure their long term business success.

Inspire ANZ – Gavin Murray, Director, Institutional and Corporate Sustainability.

Supporting business customers

We provide a range of resources to support our micro, small and medium business customers. For example our Starting a Business Guide provides comprehensive information on all aspects of establishing a business including templates for preparing business plans and cash flow statements. Our website provides financial dictionaries and benchmarking tools enabling customers to assess the performance of their business against their industry and peers.

Our quarterly In Business magazine reaches more than 200,000 customers and business stakeholders. It features stories on the achievements of, and challenges faced by our customers; the economy; financial and business literacy; work life balance; marketing and promoting a business as well as information on ANZ’s community investment programs.

Investing in the future

This year we continued our support for renewable energy projects in the Australasian region and piloted new products and services to help our customers improve their environmental performance. For example:

•                  ANZ Markets has established a transactional capability for Renewable Energy Certificates and is transacting Gas Abatement Certificates.

•                  We have joined the BP Solar consortia and submitted expressions of interest to the Australian Government’s Solar Cities Program (a Government initiative to encourage use of solar energy alternatives in urban areas across Australia).

•                  We are considering involvement in a number of biodiesel production facilities in Australia and New Zealand within our diversified energy vehicle, the Energy Infrastructure Trust.

•                  We provided financing and were a financial adviser to the sponsors behind the Nam Theun 2 project for the construction of a dam and hydropower scheme in Laos.

•                  We finance wind farms such as the Portland and Wonthaggi projects in Victoria.

•                  Our ‘green’ mortgages product was piloted this year in conjunction with easybeinggreen, an organisation that helps customers to make their homes more environmentally friendly. An ANZ Supplementary Loan or a loan increase with no approval fee was offered to customers who undertook an easybeinggreen home assessment and decided to make changes to their home. The pilot results suggested that greater customer education and marketing would be required to accurately assess customer interest in ‘green’ mortgage products.

Putting Our Customers First
Goals for 2006

•                  Continue to improve our customer satisfaction and match the performance of community and regional banks.

•                  Meet or exceed the performance standards set out in our 2006 Customer Charter.

•                  Continue to expand our branch and ATM network particularly in high growth areas.

•                  Increase environmental and social impact screening of all new transactions and annual client reviews in our Institutional lending business to 100%.

See anz.com to find out more about our:

•                  Customer Charter >
www.anz.com/cr/customercharter

•                  Customer Advocate >
www.anz.com/cr/customeradvocate

•                  ANZ Community Banking Package >
www.anz.com/cr/community

•                  Risks in lending >
www.anz.com/cr/environment

•                  Financial literacy research >
www.anz.com/cr/finlit

Creating Value for Our Shareholders

We are of course ultimately accountable to the shareholder, but we are also such a major player in the Australian financial system that we have a role to play in bettering Australia generally. By continuing to develop an accountable and respected brand we will increase shareholder value and sustainability in the long run, and differentiate ANZ from the other major players in the market.

Inspire ANZ – Liz Moylan, Retail Banking.

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Share price and dividend performance by year

Creating value

	$m	%
Income after debt provisions	8,770	100
Distributed as follows:
Employees and ancillary costs	2,449	28
Suppliers	2,066	24
Government (as income tax)	1,234	14
Shareholders (dividends and minority interests)	1,964	22
Retained for investment	1,057	12

Balancing the needs and interests of stakeholders is integral to the way a successful, energetic company behaves and does business every day. For example, we need to strengthen our market leadership positions, grow our revenues by between 7–9% per year, reduce our costs, and respond to the social and environmental issues inherent in our business decisions and operations. How we do this, is how we exercise our corporate responsibilities.

Our strategic priorities

The approach and activities detailed in this report are integral to ANZ achieving the following strategic priorities:

Maintaining a regional focus: We are the leading bank in New Zealand and have a number of other leading positions in Australia and the Asia-Pacific region. We intend to maintain our regional focus by building a stronger strategic presence in Australia, strengthening our leadership position in New Zealand, and expanding selectively in emerging Asia-Pacific markets.

Actively managing our portfolio of specialist businesses: ANZ continues to position for growth in Personal Banking by reallocating resources to customers and attractive markets. We are also focused on increasing our investment in faster growthInvestment Banking segments, leveragingour strong Corporate position into Business and Small Business Banking, building on

Pictured – Bruce McMullin, Manager, Institutional and Corporate Sustainability, and Melissa Haddon, Application Fraud Officer, Consumer Finance.

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momentum in Private Banking, and strengthening our position in wealth management and insurance over the medium term.

Investing in rapidly growing segments to create revenue growth of 7% to 9% per year: Our performance in recent years has involved moderate revenue growth and significant efficiency gains. We are now focused on generating superior revenue growth through proactively defending existing clients, attacking adjacent markets by leveraging tried and tested capabilities, positioning for next growth wave segments, and acquiring selectively where value enhancing and the timing is right.

Lowering our cost-to-income ratio to 40%: ANZ aims to reduce its cost-to-income ratio by growing revenues faster than costs, as well as targeting cost reductions. We are well advanced in a program to achieve this, including realising the benefits of the New Zealand integration, reducing back office costs through process redesign, making greater use of our operations in Bangalore, increasing automation, and simplifying our technology, enabling us to introduce newproducts and services faster.

Financial performance

This year we again met our commitments to our shareholders, delivering a record profit of $3,018 million for the year ended 30 September 2005, up 7.2% on the previous year. Cash earnings per share (excluding non-core items) were 175.2 cents, up 8.8%. At the same time, we delivered a Total Shareholder Return of 33% while maintaining a conservative risk profile and continued world-class efficiency levels.

These results enhanced the value we have created for our shareholders over the past five years:

•                  Net profit after tax has grown from $1.75 billion to $3 billion

•                  Cost-to-income ratio (excluding goodwill amortisation, abnormals and significant items) has fallen from 52% to 46%

•                  141% Total Shareholder Return over the past five years and 33% in the past year

•                  Market capitalisation has increased from $20 billion to $43.8 billion

We attribute these results to stable leadership, a consistent agenda, sound financial management and a focus on ethical and responsible decision-making at all levels of the organisation.

Investor relations

ANZ is committed to the highest level of transparency in disclosure and reporting of our strategy and performance in accordance with the ASX continuous disclosure guidelines. This year our approach was recognised by our peers and the investment community when we were awarded the Grand Prix for Best Investor Relations, the highest accolade in the 2005 annual Australian Investor Relations Magazine Awards.

Creating Value for Our Shareholders
Goals for 2006

•                  Achieve annual revenue growth of 7% to 9% and over time reduce our cost-to-income ratio to 40%.

See anz.com to find out more about our:

•                  Shareholder information >
www.anz.com/shareholder

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Our geographic locations

Our domestic markets, Australia and New Zealand, are the most significant contributors to our performance, comprising 89% of our 2005 profit. Our focus on these markets is evidenced by the fact that 89% of our staff and 94% of our points of representation reside in these geographies.

Our business performance

Net profit after tax by divisions – ($m)

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Personal Division provides retail banking services to an estimated three million customers in Australia through our five specialist business units: Retail Banking, Regional and Rural Banking, Consumer Finance (including credit cards andpersonal loans), Mortgages, Investments and Insurance and Banking Products.

Institutional Division serves ANZ’s largest Institutional customers. It provides specialist services in financial markets, corporate and structured financing, trade and transaction services and relationship management for clients with a turnover of more than $150 million.

New Zealand Division was created following ANZ’s $4.9 billion acquisition in 2003 of The National Bank of New Zealand. Together with our ANZ business, the amalgamated company, ANZ National Bank Limited, holds market-leading positions in all segments.

Esanda, our asset finance business, provides vehicle and equipment finance and rental services, and debentures. It operates in Australia as Esanda and Esanda FleetPartners and in New Zealand as UDC and Esanda FleetPartners.

Corporate Division provides relationship banking and financial services for corporate and small to medium enterprises in Australia.

Asia Pacific Division provides retail and commercial banking services to 11 countries in the Pacific and serves Australian, New Zealand and Asian corporations in 11 countries in Asia. The division also has partnerships inIndonesia (Panin Bank 29%), the Philippines (Metrobank 40%), Cambodia (Royal Group 55%) and Vietnam (Sacombank 10%).

Performance by region

Australia

Operating income	$6,163m
Cost-to-income ratio	44.8%
NPAT	$2,159m
External assets	$195,500m
Number of FTEs*	18,043
Points of representation	840

New Zealand

Operating income	$2,331m
Cost-to-income ratio	52.3%
NPAT	$528m
External assets	$78,474m
Number of FTEs*	9,515
Points of representation	308

Pacific

Operating income	$250m
Cost-to-income ratio	44.0%
NPAT	$90m
External assets	$2,118m
Number of FTEs*	1,606
Points of representation	50

Asia

Operating income	$256m
Cost-to-income ratio	49.2%
NPAT	$94m
External assets	$7,297m
Number of FTEs*	826
Points of representation	19

Other

Operating income	$350m
Cost-to-income ratio	33.7%
NPAT	$147m
External assets	$9,796m
Number of FTEs*	986
Points of representation	6

ANZ Group

Operating income	$9,350m
Cost-to-income ratio	45.6%
NPAT	$3,018m
Total Assets	$293,185m
Number of FTEs*	30,976
Points of representation	1,223

*                 FTE: Full-time Equivalent Employee (as at 30 Sep 05)

Leading and Inspiring Our People

We must continue to create a diverse workforce. As global markets merge into one, having a diverse group of employees will be the key to gaining an advantage with different people bringing different ideas, experiences and the ability to communicate with a wider range of people. Inspire ANZ – Gabriela Szukielojc, Personal Banking Tasmania.

Inspiring performance

ANZ has the most engaged workforce of all major companies in Australia, according to the globally recognised 2005 Hewitt Best Employers survey.

To us, ‘employee engagement’ is the result of a comprehensive five-year strategy to inspire our people and create a culture based on ANZ’s values. As well as contributing to our continued high performance, this strategy has enabled us to attract, nurtureand reward the very best talent.

An important part of this approach is ensuring our people have a voice within the organisation. This year for example, our CEO, John McFarlane, led our first company-wide online ‘brainstorm’, ‘Inspire ANZ’, to gather insights from our people on the issues and opportunities they believe will need to be addressed to help shape a successful future for ANZ and its stakeholders. Some of our employees’contributions to this initiative are featured throughout this report.

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Hewitt Employee Engagement Survey
(Engagement %)

Number of ANZ Employees (as at 30 Sep 05)

	2004	2005
Australia	18,257	19,430
New Zealand	8,928	10,268
Pacific	1,610	1,696
Asia	781	833
India	514	664
UK/Europe	292	222
United States	111	89
Total	30,493	32,664

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Pictured – Richmond Payments Team members: Kayzad Namdarian, Baskal Toa, Trish Evans and Chris Gertners and Allan Trower.

Breaking out

ANZ has invested in an organisation-wide approach to cultural transformation, called Breakout, since 2000. Breakout focuses on empowering employees at all levels to make values-based decisions that take into account the needs and interests of our stakeholders.

Combined with clear, agreed and ‘stretching’ objectives, Breakout encourages our employees to ‘be bold and have the courage to be different’ – creating the flexibility that we believe leads to higher employee satisfaction and which in turn produces superior outcomes for ANZ’s people, customers, communities and shareholders.

Over 21,000 ANZ employees have now participated in the foundation Breakout workshop. Some 800 additional staff have participated in our ‘Breakout to the Frontline’ program which was launched this year with a further 6,000 frontline staff due to complete the program by the end of 2006. We also introduced ‘Breakout Recharge’, which focuses on re-energising teams and individuals,employee wellbeing, growth and innovation.

Engaging our people

Research links employee engagement scores above 60% with higher shareholder return and higher customer satisfaction. Employees who are engaged speak positively about the business to others and are motivated to deliver their best.

This year, in the globally recognised Hewitt Employee Engagement study, we led the top 20 Australian Stock Exchange and Australian finance sector companies (which measure engagement) with a score of 63%, compared to 60% in 2004. Our result was nine percentage points above the financial services sector benchmark.

We also conduct employee engagement surveys each year to understand employee attitudes on some 80 criteria related to our culture and business strategy. This is followed by focus groups and action planning at a business unit level to address the key findings of the survey.

In 2005, these included:

•                  71% of employees say ANZ maintains high standards of ethics and integrity;

•                  75% of employees say that they can be themselves at work;

•                  73% of employees say they are confident ANZ is committed to making appropriate changes to be successful in the future; and

•                  77% of employees believe that workplace safety and security are considered important at ANZ.

The survey also identified areas for improvement including career opportunities, recognition for employee and team achievements, and improving the effectiveness of our people policies.

Human rights

ANZ’s values, culture and code of conduct are consistent with protecting and preserving the fundamental human rights of our people. We also have policies and practices relating to freedom of association, equal opportunities, and the right to a safe and secure workplace.

We are assessing a formal commitment to external human rights instruments, and relevant enhancements to existing policies and practices. We believe that a genuine and meaningful commitment requires a clear understanding of our obligations, as well as internal engagement to ensure there are the appropriate structures and processes in place to support that public commitment.

We can never become complacent about our achievements. We must always be progressive and market leaders in all that we do. ANZ must both hire staffwho are aligned with the bank’s values and encourage existing staff to remain progressive. People need to be constantly excited about working for ANZ. People throughout the business need to be involved in decisions and made aware of their impact on the bank’s future.

Inspire ANZ– Jo Mikleus, Rural Banking New South Wales.

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Australian Lost Time Injury Frequency Rate*

(Compensated claims per million hours worked)

*                 The method of reporting lost time injuries waschanged in February 2005 to reduce the time lag of reporting lost time incidents. The LTIFRs from 2000–2004 are estimates based on the revised LTIFR calculation methodology. LTIFR = Lost Time Injury Frequency Rate = Number of occurrences whereby days/shifts of one or greater are lostdue to injury per million hours worked. ANZ’s target was a LTIFR of 4.9 or lower in 2005.

Protecting and promoting employee wellbeing

We are moving from a compliance-based approach to Health, Safety and Security to one that also proactively supports the physical, emotional and financial wellbeing of our people.

A series of initiatives have boosted health, safety and security awareness and participation. For example, we introduced BranchSafe, a risk-based model for branch security and we continued our program of branch refurbishments and security upgrades. We completed 75 branch refurbishments, costing $68 million. A further 61 branch refurbishments are scheduled for completion in 2006 at a cost of approximately $46 million.

Our staff completed more than 46,000 online health and safety courses this year. Our increased focus on the causes of stress and the introduction of online training for managers has decreased working hours lost due to illness, stress, accidents or injuries. Our annual Lost Time Injury Frequency Rate(LTIFR) declined from 5.4 in 2003 to 4.9 in 2004. By September 2005 this had further decreased LTIFR to 4.2.

In addition, the following initiatives form part of ANZ’s employee wellbeing program, which focuses on improving the physical, emotional and financial wellbeing of our employees:

•                  More than 1,370 Australian staff took advantage of their ‘My Health’ health check – a paid physical check-up during workinghours made available to all Australian staff every two years.

•                  Some 4,140 staff registered for MyHealthOnline, which provides all staff with access to comprehensive health information.

•                  Our staff can access our Employee Assistance Program – free confidential counselling for all staff on personal andprofessional matters. 761 Australianemployees used this service in 2005,while People Assist provides confidential advice on policy, payroll and performance management queries.

•                  ‘Financial fitness’ sessions were held throughout Australia this calendar yearhelping over 5,000 staff better understand and manage their personal finances. The sessions cover financial literacy essentials such as budgeting and saving, superannuation and retirement planning, and investment basics.

•                  ANZ’s MoneyMinded financial literacy education program also came online in the 2005 calendar year making money management training available to all staffand many of their families via our online training platform, eTrain.

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Pictured – Vicki Shields,

Head of Australian Call Centres.

Living our values The Australian Call Centre – What we do that makes us different

Our journey began four years ago – our story is one of customer focus, cultural change, best practice performance and delivery. This has made a real difference to our business and to ANZ.

The Australian Call Centre (ACC) has undergone significant transformation from a back-office processing centre to a leading edge, award winning call centre providing customer service 24 hours a day, seven days a week. Our customer satisfaction is at 85%, with more than 80% of our customers rating us as ‘excellent’.

The ACC’s journey began four years ago – our story is one of customer focus, cultural change, best practice performance and delivery. This has made a real difference to our business and to ANZ.

Our workplace offers our people an opportunity to grow and excel. We have used the Breakout program to embed a culture that ensures real commitment to our customers, our people and the community, making this an engaging place where our people want to be.

Our people have been part of the Breakout program since 2001 when we commenced rolling it out on a voluntary basis on Saturdays.

They are involved in all aspects of our business through improvement suggestions where we encourage them to challenge the norm. They were involved in the design of our building, from choosing the furniture and colours to the design of the open floorplan which has created a greater senseof community.

Community involvement provides an opportunity to share and give to the wider community and we support a variety of organisations. The highlight of the fundraising calendar is the annual Talent Night, which we now have been running for three years. This showcases our talent, we have heaps of fun and at the same timeraise money for our nominated charity. This year we raised $6,000 for Ronald McDonald House (Monash). We have also been able to use our facilities and expertise to support initiatives such as taking calls for Comic Relief, World Vision’s Tsunami Relief Appealand The Long Walk.

We regularly have external visitors coming to learn from us, as our reputation for excellence in business performance, customer focus and our culture is well known. This culminated in us winning awards for Outstanding Customer Service in the International Customer Service Professional’s 2004 and 2005 Awards.

The message is simple: our people are the key to our success; they are the voice of the human face of ANZ and they are what makes a difference every day.

Vicki Shields

Head of Australian Call Centres

Creating opportunity

We aim to provide our people with opportunities and challenges, encouraging them to learn and try new personal and professional experiences.

In 2005, we recruited 190 graduates in Australia. Graduates attend an induction event in Melbourne, including briefings from our CEO, and throughout the year work on Group projects to develop their professional skills and networks. We have also added over 1,100 mostly customer-facing roles over the past 12 months to supportour agenda for growth.

Our staff globally completed more than 230,000 courses this year through eTrain, our online learning program, with an average $1,779 being allocated to the training and development needs of each staff member in Australia.

ANZ’s formal knowledge and learning networks include our graduate program, Specialist Talent Radar and Breakout together with monthly Open Your Mind senior executive briefings, covering issuessuch as financial exclusion and Indigenous employment; mental health and depression in the workforce; diversity and inclusiveness; and becoming easy to do business with.

ANZ’s talent initiatives identify aspiring leaders and support the development of high-potential candidates with coaching, on-the-job experience and other development opportunities.

In June 2005, 49% of our staff had positive perceptions of their future career opportunities at the bank compared to the banking and finance industry benchmark of 42%.

Leadership and succession planning

This year 334 first-time managers completed our Future Leaders program and 326 more experienced managers attended our Business Leaders program. A further 475 staff members participated in the Leader as Coach course, which helps to improve the coaching and communication skills of our people.

ANZ periodically assesses promotions within the organisation and analyses trends relating to performance, potential, tenure and career progression. We are systematically identifying, recognising and advancing the top 20% of performers to build a genuinemeritocracy across the Group.

Retaining staff

Comprehensive exit interviews are conducted with all staff who voluntarily leave ANZ, to help us understand and address the positive and negative aspects of our culture and the reasons why people choose to leave.

In the 2005 financial year, 2,217 people left ANZ in Australia voluntarily – a turnover rate of 11.6%. These people rated our communication culture, access to information and community programs as the most positive aspects of their experience at ANZ. While we have made progress in improving access to opportunities for advancement within the organisation, this was the main reason people chose to leave ANZ last year.

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Pictured – Debbie Dela Cruze and Marie Agius from ANZ Wyndham Village Branch, Victoria.

Rewarding performance

Performance-based rewards have been extended to all staff levels with reviews conducted twice a year.

In 2005, our top 800 managers’ performance was assessed against a balanced scorecard evaluation including financial and non-financial measures.This includes performance measures related to customer service and satisfaction, community support and participation, and employee engagement.

Skill mapping has been formally built into our people management systems, with specific competencies identified for all roles.

Non-managerial staff receive wage increases each July, while their bonuses are dependent on the bank’s financial results and assessments of individual performance. Our approach aims to differentiate remuneration on the basis of achievement against performance targets which are consistent with ANZ’s values. Staff can elect to have their bonuses paid as cash, shares or allocated to their superannuation fund.

We encourage our staff to become part owners in our business and share in ANZ’s success by receiving, earning and buying ANZ shares. Approximately 93% of staff own shares in ANZ.

In 2005, for the eighth year, we issued up to A$1,000 of ANZ shares to each eligible staff member globally under the Employee Share Acquisition program. Shares are allocated only if our business performs well. At 30 September 2005 more than 9.4 million shares had been granted under the program. Employees who have participated in this program since it began in 1998 would now own shares worth almost $14,000 including dividends reinvested.

Employee benefits

Staff can also purchase shares through salary sacrifice at a 5% discount. As at January 2005, almost 3,000 Australian staff had signed up to the Employee Share Save Scheme – an increase of 40% on the previous year.

We also have increased the range of salary packaging benefits, where goods and services are available to staff using their pre-tax salary. Staff can elect to include in their salary package childcare (at participating ABC Learning Centres), additional personal and spouse superannuation contributions, purchase of laptop computers, our Employee Share Save Scheme and Community Giving, our workplace matched community giving program.

Organising and resourcing our business

Our business strategy includes organising and resourcing our operations to best meet the needs of our customers and our growth objectives. We have added more than 1,100 mostly customer-facing roles in Australia this year to improve our customers’ experience and satisfaction with us; and to grow our business.

We have also sought to rebalance our technology resources across Australia, New Zealand and India – making greater use of our IT development business in Bangalore which has been part of ANZ for the past 17 years. We intend to increase usage of our team in Bangalore for additional applications and systems development and maintenance; support; and network and database management.

We believe we must do this to remain competitive and to allow us to continue to invest in growing our business in Australia.

We have made a series of promises to our people to minimise the impact of this change on our IT staff in Australia (including actual job losses) and increase future opportunities for those who wish to continuetheir careers at ANZ. These include extensiveconsultation and communication onproposed changes; the introduction ofan external recruitment freeze to ensureexisting staff are given priority for vacant roles available within the bank; career counselling; and a specific budget allocation to retrain staff for roles that are in demand across our business.

Where suitable roles cannot be found, in addition to redundancy packages, staff have access to career and financial planning seminars as well as outplacement support to help them identify career opportunities outside the bank.

Australian part-time versus full-time staff

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Australian females and males per employee group comparison (%)

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[CHART]	[CHART]

Australian salaries by employee group

Employee classification	Differential(1)	Favours
Executives	+2%	Males
Senior managers	+5%	Males
Managers	+3%	Males
Non-managers	+1%	Females
Overall weighted average(2)	0.4%	Males

(1)          The differential represents the difference between average male and female remuneration. For example female manager remuneration = $100,000 versus $103,000 for male managers. The differential is therefore +3% in favour of males [1 – ($100,000/$103,000)].

(2)          The overall weighted average takes into consideration the proportion of employees within each of ANZ’s major classification levels. As such, ANZ’s non-managers heavily influence the overall average given that they comprise the largest percentage of ANZ’s population.

Creating an inclusive workplace

We have made social diversity a priority. Our diversity program is led by our Head of Advancement of Diversity and Women and our Diversity Council. It involves Group-wide and Business Unit specific initiatives.

In 2005, 10,627 staff completed discrimination and harassment courses and a variety of programs tailored to women’s development needs have been introduced within ANZ. For example, senior female leaders run a mentoring program for young women within the organisation. Initiatives such as these are designed to increase the representation of females in management. At present women fill some 36% of management roles and 19% of executive roles.

For the past four years the Equal Opportunity for Women in the Workplace Agency (EOWA) has recognised ANZ as an ‘Employer of Choice for Women’. In 2005, EOWA also recognised ANZ as the Leading Australian Organisation for the Advancement of Women (for organisations of more than 500 employees).

Following the introduction of ANZ’s Career Extension program, which gives staff the option to continue working with ANZ beyond the traditional retirement age, a new policy was launched enabling employees who are 55 years and older, and who have performed satisfactorily in the company for at least five years, the right to move to a part time working arrangement.

We also continued our partnership with the Aboriginal Employment Scheme (AES) in rural and regional Australia to support local communities and local Indigenous employment. This year we worked with AES to enable 13 school students to participate in traineeships with ANZ as part of their final year studies.

We began revising our Disability Action Plan in 2004 and will complete the review in December 2005. A disability support network was also established during the year.

We know we have more to do to better understand the demographics of our workforce. Towards the end of 2005 we will conduct our first organisation-wide census and the results of this will be used to further develop our approach to workforce diversity and inclusion.

In October this year ANZ’s Payments centre was recognised with a Diversity@Work Award for employment and inclusion of culturally and linguistically diverse Australians. Payments was also recognised by the Victorian Multicultural Commission for Excellence in Multicultural Affairs in December 2004.

Life balance

Creating a balance between work, leisure, family and the other roles can only make for more fulfilled staff.

In December 2004 maternity/parental leave was doubled – from six to 12 weeks fully paid, with no minimum service requirements to qualify. When parents return to work they can apply for part-time positions while retaining the right to return to a full-time role.

Other flexible options include Lifestyle Leave, which offers up to an additional four weeks leave for any purpose and Career Breaks of up to five years.

All permanent employees are able to pay part or all of their childcare fees at one of the five participating ABC Centres via a pre-tax salary deduction. We hope to have 10 such centres by the end of 2006.

Workplace relationships

ANZ respects the rights of employees to join associations of their choice and the employment conditions of our staff in Australia are derived from the ANZ Group Award 1998 and the ANZ/Finance Sector Union (FSU) Agreement 1998.

In October 2005, ANZ and the FSU resolved a long-standing dispute over the interpretation of the hours of work clause in the Enterprise Bargaining Agreement (EBA), reaching agreement about how rostered days off (RDOs) should operate for non-managerial employees. We held a vote of all Australian employees to vary ANZ’s Enterprise Bargaining Agreement to reflect the agreement between ANZ and the FSU. ANZ and the FSU issued a joint announcement that the dispute was settled, and have held joint briefing sessions for employees to explain the agreement, and the voting process. More than 7,900 Australian staff participated in the vote, with 91% supporting the variation of the EBA.

In addition to dispute resolution processes at a manager/supervisory level, our employees have access to the FSU and Forum, an internal mediation service for difficult workplace related matters.

Forum enables employees to develop workable solutions to grievances which cannot be easily resolved. This process is used when all attempts to resolve a matter within a business unit have been exhausted. This year five people used Forum to settle workplace disputes.

The number of unfair dismissal claims increased from 9 in 2004 to 17 in 2005. This is still well down on our 2002 high of 44 claims.

Whistleblower protection

We aim to create a values-based culture which encourages open and honest communication, integrity and accountability at all levels of our organisation.

Our people are encouraged to have their say through multiple formal channels and face-to-face forums including regular employee surveys, direct email access to the CEO and division heads, and regular ‘skip level’ meetings where teams are able to discuss ideas and issues in a confidential forum with their manager’s manager.

In circumstances where these channels are not appropriate for raising significant concerns, ANZ’s Whistleblower Protection policy provides employees, contractors and consultants with a mechanism to escalate serious issues or matters of misconduct on a confidential basis without fear of reprisal, dismissal or discriminatory conduct. Concerns can be raised with one of four whistleblower protection officers (WPOs) including three senior executives and an ANZ Director. The policy is available for all staff on our intranet and via our website, anz.com.  No formal investigations were initiated by our WPOs in 2005.

Significant breaches

Compliance with the ANZ Employee Code of Conduct forms part of the assessment and management of employee performance. Disciplinary action can result from an employee’s failure to comply with the Code of Conduct.

ANZ’s Employee Misconduct Policy provides a framework to guide and assist managers in applying appropriate levels of disciplinary action where misconduct has occurred.  The policy and supporting information is referred to in employment contracts and available to all employees via the ANZ intranet.

ANZ’s Group Compliance and Operational Risk teams conduct internal monitoring to capture and report significant breaches of our Code of Conduct.

In 2005, 76 significant breaches of ANZ’s Code of Conduct in Australia were investigated at a Group level, with 41 cases resulting in dismissal and 35 in reprimand. 46% of these cases related to employees using their access to ANZ’s systems for unlawful financial gain. These figures do not include minor breaches of the Code, which are currently handled at a business unit level. We are improving our systems to ensure we accurately capture and report all breaches across the Group in future years.

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Leading and Inspiring Our People

Goals for 2006

•                  Further improve our ‘best employer’ standing in the globally recognised Hewitt Employee Engagement study.

•                  Enable 6,000 frontline employees to complete our Breakout program.

•                  Continue our focus on achieving 20% female representation at executive level and an equal split of male/females in our graduate intake.

•                  Introduce accelerated development programs for the top 20% of manager level employees.

•                  Introduce an annual 360 degree feedback mechanism for all senior leaders.

•                  Implement a zero harm approach to health, safety and security.

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See anz.com to find out more about our:

•                  Breakout program >

www.anz.com/cr/breakout

•                  Health, safety and wellbeing >

www.anz.com/cr/people

•                  Remuneration and benefits >

www.anz.com/cr/people

•                  Workplace relationships >

www.anz.com/cr/people

•                  Diversity and life balance >

www.anz.com/cr/people

Earning Community Trust

“Financial literacy and awareness is a key issue and we are on the right path. We just need to go faster with these programs and move the thinking into everything we do. Inspire ANZ – John Harries, ANZ Banking Products.

ANZ’s community investment in Australia, New Zealand and Asia Pacific

Cash contributions	$6.81	m
Volunteer support	$1.20	m
Management costs	$0.67	m
Total Community Investment	$8.68	m

Better financial skills build better communities

ANZ has made a significant, long-term commitment to improving the financial literacy and inclusion of adult Australians, particularly the most vulnerable. These are issues which affect our staff, our customers and the broader community.

Our aim is to help create confident, capable consumers who have the ability to improve their personal financial wellbeing.

Our approach is guided by our national research, third party assessments of our progress and outcomes, together with reviews of international experience in addressing these issues.

We work closely with government, regulators and community organisations to inform our work and achieve our goals.

Looking at the bigger picture

Financial literacy

ANZ completed its second national financial literacy survey of adult Australians this year. The research continues to show that most Australians have a reasonable level of financial literacy and that there is a relationship between financial literacy and socio-economic status.

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Pictured – Geetha Yogalingham from Esanda and Michael de Kretser from Institutional Financial Services.

Those with the lowest levels of financial literacy are people with low education levels, low incomes, low savings, and they are at both ends of the age spectrum (18-24 year olds and those aged 70 and over).

Personal debt and financial difficulty

We also commissioned detailed research into personal debt to help ANZ and our stakeholders understand why some people get into financial difficulty.

From the research, three core factors emerged as causes of people falling into financial difficulty:

•                  ‘unhealthy’ ways of thinking about finances;

•                  circumstances or events perceived as being outside a person’s control; and

•                  lack of financial skills and knowledge.

We are now using the results of this research to enhance our existing financial literacy programs and improve our own operations and business practices. For example, we have strengthened our 2006 Customer Charter and introduced a responsible lending code, in recognition of the role we can play in addressing the financial issues affecting our customers and the community.

Financial inclusion

Early in the reporting period, we released research into the issue of financial inclusion in Australia. The research examined the extent to which people have difficulty accessing ‘mainstream’ banking products and services.

From the research we defined financial inclusion as improving the access by disadvantaged consumers to appropriate low-cost, fair and safe financial products and services from mainstream providers. A key finding was that up to 120,000 Australians are struggling to be financially included and nearly one million Australians have only basic access to financial services. Many of these people are unemployed, in poverty, disabled or, in particular, are Indigenous Australians.

Guided by our research, ANZ is now working in partnership with government, regulators, community organisations and others in the finance industry to improve financial inclusion.

Creating lasting change

ANZ’s CEO, John McFarlane, is actively involved in this work, in particular through his position on the Advisory Board of the Commonwealth Government’s Financial Literacy Foundation.

The Foundation is developing a national strategy to help Australians make more informed decisions and better manage their money. This will include an Australia-wide education campaign on financial literacy; incorporating financial skills programs in school curriculums and workplaces; and establishing a financial resources website.

ANZ sponsored two national microfinance conferences organised by the Good Shepherd Youth and Family Services and the United Nations Association of Australia. The conferences brought together national and international experts and community leaders to share experiences and stimulate discussion about how best to improve financial literacy and inclusion.

We also supported Dr Michael Sherraden, Professor of Social Development and Director of the Centre for Social Development, Washington University, USA, to visit Australia to speak at the UN conference. Dr Sherraden developed the concept of matched savings for low-income earners.

I learnt so much from the workshops and so has my family. My son is now saving for a motorbike, which is a big goal for him, but he can see through my experience that the money really adds up over time. Julie Henderson - Saver Plus program participant.

Encouraging financial education and saving

Working with our community partners, ANZ is providing innovative financial literacy and inclusion programs to help those most in need. These programs aim to empower people to improve their ability to make informed choices and effective decisions about their money.

Saver Plus is a financial literacy and matched savings program aimed at helping low income families to improve their financial knowledge, develop a long-term savings habit, and save for their children’s education. As part of the program, financial education workshops and personal financial coaching is provided to participants to help them improve their money management skills.  ANZ rewards the efforts of participants by matching every dollar saved up to a total amount of $2,000. Participants agree to direct their savings towards their children’s education and learning needs, such as the purchase of personal computers.

The program was developed by ANZ and the Brotherhood of St Laurence (BSL) and is delivered through partnerships with BSL, Berry Street Victoria, The Benevolent Society and The Smith Family.

Through Saver Plus we have assisted more than 700 low-income families, and provided funds to match more than $800,000 saved by participants.

An RMIT University evaluation of the Saver Plus pilot revealed that:

•                  92% of participants achieved their savings goal.

•                  The majority of participants used their matched savings to purchase computers or IT related accessories for their children. Other purchased products included school uniforms, books and education experiences such as school camps.

•                  At the conclusion of the pilot program, 99% of participants said they were planning to keep saving in the future, with 57% planning to save the same amount as they did in the program and 26% hoping to save more.

•                  Most significant is the finding that three months after the program’s completion 84% of participants were still saving regularly, and 34% were saving more than they had previously.

MoneyMinded is Australia’s first comprehensive adult financial literacy program. It helps people, particularly low-income earners and those facing financial hardship, to develop the knowledge, skills and confidence to increase their personal financial wellbeing. Its development was funded by ANZ, and guided by stakeholders such as the Australian Financial Counselling and Credit Reform Association and Australian Securities and Investments Commission.

Financial counsellors and community educators are a trusted source of information for low-income Australians and ANZ is working with these groups to deliver MoneyMinded. Our goal is to reach 100,000 people over five years.

More than 400 facilitators have been trained to deliver the program and 3,500 people attended MoneyMinded workshops this year.

RMIT University completed an evaluation of MoneyMinded to determine the relevance of the program’s content and structure for facilitators and participants. This found that the program helps build money management skills through the involvement of financial counsellors and community educators who are highly effective in engaging and working with lower income Australians.

Since the evaluation, we have returned to our stakeholders to review and refine the program to ensure it is relevant and remains up to date. ANZ and nominees from the Australian Financial Counselling and Credit Reform Association, representing every State and Territory, are overseeing this review and the updated version of MoneyMinded will be available in late 2005.

ANZ’s ongoing commitment to MoneyMinded will include funding of facilitator training for financial counsellors and community organisations throughout Australia to deliver

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Pictured – Saver Plus program participant Julie Henderson with her sons James and Paul.

MoneyMinded to their clients. For example,  ANZ and Victoria University have formed a partnership where the program will be the centrepiece of efforts to improve the financial literacy of refugees, the young, disabled and unemployed living within the communities served by Victoria University. The work will commence in 2006 and will improve the capacity of community organisations to deliver financial literacy programs for these groups.

MoneyMinded has also been trialled for use as curriculum for secondary students in selected schools and the Victorian State Government has funded Berry Street Victoria to translate and deliver MoneyMinded to the Iraqi community in Shepparton as part of its social policy action plan, A Fairer Victoria.

ANZ will also provide financial support for the annual conferences for each of the State financial counselling associations over the next two years.

Working with others to make a difference

ANZ’s research into financial exclusion highlighted the position of Indigenous Australians as among the most disadvantaged groups in Australia, with lower levels of financial literacy and poor access to appropriate, fair and safe financial products. This research led us to develop a specific focus on working with Indigenous communities to help build social and economic capacities by improving financial literacy and inclusion.

In July this year ANZ, the Australian Government and Indigenous communities launched MoneyBusiness, a culturally specific program to bring financial literacy and money management skills to Indigenous people in six sites including Katherine, Tennant Creek, Nguiu (Tiwi Islands), Galiwinku (Elcho Island) in the Northern Territory and Geraldton and Kununurra in Western Australia.

ANZ will contribute $1 million in funding over the next three years and share our experience in developing financial literacy and matched savings programs to enable MoneyBusiness to reach 2,000 Indigenous people. We will also work with the Government and local communities to adapt Saver Plus to reach up to 300 Indigenous families.

At each of the six pilot sites, local Indigenous people will be employed and trained to work side by side with individuals and families, offering coaching in financial literacy, budgeting, bill paying, developing savings plans and using banking services effectively. Our local branch teams in these communities will also be actively involved in supporting the delivery of the program.

At the same time, we will work with the Government to develop a national strategy to enable MoneyBusiness to be used by other community organisations interested in delivering money management programs to Indigenous communities.

ANZ is also working with the Traditional Credit Union (TCU), an Indigenous credit union based in Darwin and delivering banking services to some 11,000 Indigenous Australians in the Northern Territory. ANZ will fund TCU to deliver financial literacy training to its members in Milingimbi and Ngukurr during the initial 18-month program. This will include an independent evaluation of the outcomes in the two communities which will make recommendations on the potential for a long-term relationship between TCU and ANZ.

ANZ has also engaged with the Indigenous leaders in Shepparton and the Goulburn Valley to explore the best way to deliver financial literacy and inclusion programs to benefit one of the largest urban Indigenous communities in Australia.

With the guidance of Yorta Yorta leader, Paul Briggs, ANZ commissioned the Koori Economic and Employment Agency, Ganbina, to conduct a community consultation to understand the financial literacy needs of the community. The recommendations will be used to inform the delivery of programs in 2006.

Checking progress

We commissioned a review of our financial literacy and inclusion program to assess our performance in achieving the goals of our program. The review included detailed consultation with our partners and key stakeholders and an assessment of our program against leading practice globally. Key findings included recommendations that ANZ:

•                  continue to review and simplify its core products, services and customer communication, and ensure these are marketed responsibly;

•                  increase investment in its financial literacy and inclusion programs, such as Saver Plus and MoneyMinded, to extend their reach and impact both in Australian communities and other markets such as New Zealand and Asia;

•                  provide more opportunities for ANZ employees to participate in its financial literacy and inclusion activities through the bank’s employee volunteering programs; and

•                  continue to evaluate progress and outcomes on core programs to ensure the medium to long-term impact on individuals and communities can be assessed.

Pictured – Te Whetu Leef, The National Bank of New Zealand; Peter Coates, The National Bank of New Zealand and Silla Mulitalo, ANZ.

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Living our values Benchmarking financial knowledge in New Zealand

ANZ New Zealand is keen to generate awareness of financial literacy and identify how educators and the financial services industry can work together to help consumers and investors in those areas where people are experiencing difficulty.

ANZ’s New Zealand subsidiary, ANZ National Bank Limited, was formed as a result of the merger of ANZ and The National Bank of New Zealand. Participating in our communities is one of our organisational values and it’s how we do business. Through our two brands – ANZ and The National Bank – we engage with our communities in a variety of ways.

The New Zealand Retirement Commission in partnership with ANZ has commissioned New Zealand’s first study into adult financial literacy. The study is also supported by the Ministry of Economic Development.

The ANZ-Retirement Commission Financial Knowledge survey will measure New Zealanders’ personal financial knowledge, skills and competence. The study is the first research of its kind in New Zealand and will provide Government and the financial sector with a crucial benchmark for future comparisons.

The survey aims to:

•                  Identify areas of low financial literacy by topic and population breakdown and help improve skills in these areas.

•                  Inform the development of education programs to help individuals manage their finances more effectively – improving their standard of living over time.

•                  Provide a benchmark of financial literacy across the whole adult population so trends can be measured and programs targeted at areas where improvement is needed.

•                  Help the financial services industry identify where products or services are misunderstood or confusing to consumers, so product design or communications can be improved.

•                  Provide information to help develop law reform programs that provide effective consumer protection and address real issues facing individuals.

The more financial understanding people have, the more effectively they can manage their day-to-day finances.

In supporting this project, ANZ is keen to generate awareness of financial literacy and to identify how educators and the financial services industry can work together to help consumers and investors in those areas where people are experiencing difficulty.

The survey results will be available in early 2006.

STEVEN FYFE

CHIEF OPERATING OFFICER

ANZ RETAIL NEW ZEALAND

Investing in the community

According to the London benchmarking Group (LBG) model, an accepted standard for measuring corporate community investment, we invested $8.68 million in community initiatives across the Group during the year, including almost $2.37 million in financial literacy and inclusion programs.

We are the first Australian company to have its community investments assessed and assured based on the LBG model.

All numbers reported include Australia, New Zealand and Asia Pacific activities:

•                  ANZ provided a total of $6.81 million in cash contributions to community initiatives in Australia, New Zealand and Asia Pacific.

•                  The value of ANZ staff volunteer support through volunteering leave paid by ANZ was $1.2 million or nearly 33,000 hours of staff time across the Group.

•                  Emergency relief (e.g. Tsunami, bushfires) accounted for 20% of ANZ’s contributions.

•                  Programs addressing financial literacy and inclusion issues in the community constituted 30% of our investment.

•                  A broad range of subject areas were supported, with social welfare a leading theme.

The LBG model is used by around 100 leading international companies in the measurement and reporting of their community investment.

[CHART]	[CHART]	[CHART]	[CHART]

Contribution by Type	ANZ Subject Focus	Contribution by Subject	Contribution by Motivation

Motivation for community investment

ANZ’s Charitable Gifts – 41%

LBG definition: Intermittent support to a wide range of good causes in response to the needs and appeals of charitable and community organisations, increasingly through partnerships between the company, its employees, customers and suppliers

ANZ’s Community Investment – 56%

LBG definition: Long-term strategic involvement in community partnerships to address a limited range of social issues chosen by the company in order to protect its long-term corporate interests and to enhance its reputation

ANZ’s Commercial initiative – 3%

LBG definition: Activities in the community, usually by commercial departments, to directly support the success of the company, promoting its corporate brand in partnership with charities and community-based organisations.

Pictured – Children from the Togovere village in Fiji in front of the ANZ mobile bank.

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Living our values ‘Banking the Un-banked’ in the Pacific

This is believed to be the first time that a commercial bank and an international multilateral organisation like UNDP have formed a partnership to deliver banking services and financial literacy.

ANZ is partnering with the United Nations Development Program (UNDP) to deliver tailored basic banking services and financial education to 300,000 plus people in remote communities in Fiji.

UNDP, through its Pacific Sustainable Livelihoods Program, teaches basic banking, financial literacy and enterprise development skills to the villagers while ANZ opens savings accounts and arranges micro loans.

This is believed to be the first time that a commercial bank and an international multilateral organisation like UNDP have formed a partnership to deliver banking services and financial literacy.

A fleet of custom-made four-wheel-drive trucks has been converted into mobile bank branches and travels into the Fijian hinterland to make contact with isolated communities.

ANZ has designed two products for Fiji Rural Banking – a Savings Account and an everyday banking account. So far over 40,000 previously un-banked rural Fijians have opened accounts and amassed more than US $1.2 million in savings.

In May, ANZ launched its first microfinance product, MicroLoan, to cater to our savers who need credit to help them turn ideas into reality.

Loans are approved up to US $1,000 for customers who have saved regularly over the past six months. New roofs, solar power, school fees, boats and better living conditions are now making a difference to the lives of these people.

We see regular evidence of economic empowerment through our program. For example, there are women living in a very remote village in Namosi province who make paper for local cosmetics companies. They now receive payments directly into their bank accounts. Previously these women would make the long, expensive trek into the capital city to receive their pay, inevitably consuming much of the money they had earned. Now they are saving and contributing much-needed funds for a village sanitation project.

The program in Fiji has been very successful and upon the request of other Pacific communities, ‘Banking the Un-banked’

projects are underway or have been launched in the Solomon Islands, PNG, Tonga, Vanuatu, Samoa, Kiribati and American Samoa. All include a financial literacy component.

CAROLYN BLACKLOCK

REGIONAL EXECUTIVE – ANZ PACIFIC

Our employee contributions

We provide opportunities for our people to lead and support local community programs and the causes that are important to them.

Over the course of the year, 3,675 or 18% of Australian staff contributed more than 24,000 hours as part of ANZ’s Volunteers program, which provides employees with eight hours leave each year to complete volunteering activities of their choice. ANZ’s program is among the leaders globally – the average corporate volunteering participation rate is 8.5%, according to figures based on volunteering participation rates from members of the London Benchmarking Group for corporate community investment programs.

Our people responded to the devastating Tsunami of Boxing Day 2005, in partnership with organisations such as World Vision and the Australian Red Cross, with some 600 staff in Australia alone donating 4,200 volunteer hours to support Tsunami relief efforts.

We also provided the volunteer network to support the inaugural Australian Comic Relief fundraiser for Oxfam Community Aid Abroad.

Throughout the year, 28% of our Australian staff donated money to our 18 community partners through our Community Giving program, where ANZ matches staff contributions dollar-for-dollar up to $1,000 per person. The high participation rate was principally achieved through staff donations to Tsunami relief efforts to support the work of World Vision. Our total contribution via Community Giving was $1.1 million.

This year the ANZ Community Fund contributed $350,000 to support 185 local projects across Australia. This Fund encourages people in our branch network to support grass-roots business and community partnerships. Since 2002 more than $680,000 has been provided to support over 330 projects.

ANZ and the Foundation for Rural and Regional Renewal (FRRR) promote Seeds of Renewal, a small grants program helping to increase the sustainability of rural communities. In 2005, 93 grants totalling $358,000 were made to small rural communities throughout Australia, supporting projects that are important to the people who live and work in these areas. In many cases our staff also volunteer to support and deliver these projects. ANZ has contributed more than $800,000 over the three years since the program’s inception.

Our Community Giving partners were selected following feedback from our people on the issues and causes important to them.

•                  The Cancer Council of Australia

•                  Habitat for Humanity Australia

•                  Foodbank

•                  Starlight Foundation

•                  Diabetes Australia Research Trust

•                  The Benevolent Society

•                  The Smith Family

•                  Alzheimer’s Australia

•                  World Vision

•                  National Heart Foundation

•                  Brotherhood of St Laurence

•                  CanTeen

•                  RSPCA

•                  Beyond Blue

•                  Reconciliation Australia

•                  Greening Australia

•                  Kids Help Line

•                  Berry Street Victoria

•                  ANZ’s Staff Foundation

Living our values There’s no place like home

With around 200,000 families living permanently in caravan parks and more than 172,000 families on public housing waiting lists, the number of people living in inadequate, unsafe housing is growing every year with the escalating costs of housing nation wide.

Our team in ANZ Mortgages has partnered with Habitat for Humanity to build simple, decent, affordable houses for people in need. We use our ANZ Volunteer leave to construct the houses with the families who will eventually call it their home. Recipient families invest 500 hours in the project as part of their agreement with Habitat.

The partnership is a natural extension of our team’s focus on putting people into homes and gives us an opportunity to address major social and environmental issues in housing.

This year we completed our fourth Habitat home since our partnership began in 2001 and we have now committed to build or renovate three Habitat homes each year. Next on our list are projects in Mooroolbark (Vic), Dandenong South (Vic) and Adelaide (SA).

We also provide Habitat with management, marketing and communications expertise, drawn from our people within the Mortgages team.

Habitat for Humanity is also one of the 18 community partners supported by our Community Giving program. Habitat families participate in ANZ’s MoneyMinded financial education program to help them build their ‘financial fitness’ at the same time as they’re building their new homes.

Without a doubt, the best outcome of all is seeing the tangible human benefits created by our partnership with Habitat, the friendships we build with the families involved and the contribution of our people.

For most of our people, working with the families and seeing the children’s happy faces when they move into their new homes is the biggest buzz of all.

CHRIS COOPER

MANAGING DIRECTOR

ANZ MORTGAGE GROUP

Reducing our impact on the environment

The way business operates affects the environment we live in – socially and ecologically. As time goes on it will become only more important for us to consider the effect of the way we do business in our world. To be a true leader we must treat all resources (and I include here financial resources) as precious.

Inspire ANZ – Anne Vitali, UDC New Zealand.

Environment Charter

We upgraded and relaunched our Environment Charter this year to formally demonstrate our commitment to improving our environmental performance. The Charter includes a specific focus on:

•                  Establishing clear and measurable performance objectives and standards based on international best practice.

•                  Integrating environmental considerations into the appraisal of customers’ financing or advisory propositions ahead of credit approval, including specific measures to manage environmental considerations as a condition of doing business (for more details see page 15 of this report).

•                  Offering guidance and incentives to our customers with respect to the environmental impacts of their own business activities.

•                  Training employees to be aware of the environmental impacts of our operations and to support our programs to reduce these impacts.

•                  Encouraging our suppliers and business partners to adopt practices consistent with the intent of the Charter.

The Environment Charter is implemented through ANZ’s businesses and support areas. Each is accountable for their environmental performance.

Environmental governance

We have two committees that govern the management of our direct and indirect environmental impacts: the ANZ Group Environment Program Steering Committee and the Institutional and Corporate Sustainability Steering Committee. These Committees meet regularly to monitor and drive ANZ’s environmental initiatives. Each is accountable within their respective business divisions, with progress monitored by the Corporate Responsibility Council and the Nominations, Governance and Corporate Responsibility Committee of the Board.

Environmental Management System

This year, we set ourselves the goal of implementing an upgraded EMS consistent with ISO14001 to improve efficiency in the way we gather and manage environmental data. As a first step, we conducted a thorough review of our EMS in conjunction with external environmental consultants. This assessment resulted in a decision to expand the scope of work initially planned for our EMS, to ensure the final system would be more effective and robust in capturing a wider range of ANZ’s direct and indirect environmental aspects, and in tracking performance. The expanded scope has delayed the completion of this work, with full implementation now due in 2006.

Reporting improvements to date include increasing the sample size of buildings where we collect and track electricity meter data to 90% of all ANZ sites throughout Australia, and developing capability for the first time to accurately measure and report on water consumption at our ten largest sites.

Reducing our direct impact

Initiatives to minimise our environmental footprint in 2005, include:

•                  Waste recycling programs in partnership with Visy and Recall. This year 1329 tonnes of paper waste was recycled and diverted from landfill.

•                  The conversion of 6000 computer monitors to LCD screens, with all remaining monitors to be converted over the next 3 years. This is estimated to reduce our CO2 emissions by over 1000 tonnes in the first 12 months.

•                  The appointment of an Environment Program Manager in our Operations, Technology & Shared Services division to manage our program to reduce our environmental footprint.

•                  The Green Challenge and the Great Paper Chase encouraged staff to develop ideas to improve our environmental performance and to take personal responsibility at home and in the workplace to reduce resource consumption. These programs have contributed to a 4% overall reduction in paper usage, or 7% per FTE, in 2005.

Electricity consumption

While our initial target set in 2002 was to reduce electricity consumption by 10% over three years, we did not at the time have a comprehensive EMS to ensure data accuracy.

Natural resource efficiency and emissions

Indicator	Performance
Total staff (average for year)	16,657 FTE
Occupied building space	497,277 m2
Electricity consumption	130,000 MWH
7.8 MWH/FTE
0.26 MWH/m2
% Renewable or offset	0%
Gas consumption	9,773 GJ
Diesel fuel purchased	44 kL
Petrol fuel consumed
(1 Apr 04 to 31 Mar 05)	1,624 kL
Paper usage	3,921 tonnes
235 kg/FTE
Office copy paper	806 tonnes
Print paper	3,115 tonnes
Corporate travel	91,361,735 km
5,485 km/FTE
Fleet car travel
(1 Apr 04 to 31 Mar 05)	14,126,138 km
Car rental travel	508,654 km
Air travel – domestic	41,303,604 km
Air travel – international	35,423,339 km
Paper recycling	1,329 tonnes
Equivalent CO2 emissions*	166,202 tonnes
9.98 tonnes/FTE

*Includes electricity consumed, gas consumed, petrol consumed and diesel purchased

The 2003/2004 data for electricity consumption has since been tested by KPMG and now forms the baseline year for our performance reporting.

In 2004/2005, ANZ used an estimated 130,000 MWH of electricity, compared to 127,112 MWH in 2003/2004. At the time of printing, our 2004/2005 data was an estimate only – based on raw data and forecasted estimates. Fully tested electricity data and details of our performance against our 2005 target will be published on www.anz.com/cr/environment by January 2006.

We have added 15 new branches, 300 ATMS and over 1,100 staff this year, which may have contributed to our constant level of electricity consumption compared to last year.

Supply chain

We have developed a new Sustainable Procurement Policy in consultation with our key suppliers and stakeholder groups. The policy and related guidelines will be used in the selection and evaluation of key suppliers.

These include environmental and social criteria including labour standards, health and safety, human rights and environmental impact which aim to:

•                  minimise our environmental and social impact through better selection and use of products and services;

•                  support suppliers to understand and comply with the new policy and guidelines; and

•                  assist our suppliers to improve their environmental and social performance.

The new policy has been communicated to our key suppliers and will be implemented in the 2006.

Employee Involvement

Greening Australia is Esanda’s major community partner for 2005. Esanda a fully owned subsidiary of ANZ, is working with Greening Australia to regenerate the two hectares of bush land at Yarra Bend Park in Melbourne called ‘River Retreat’.

In addition to Esanda’s $65,000 sponsorship, the team sends volunteers every month to plant trees and shrubs and weed the riverbank. More than 700 staff have participated in the project throughout the year. The sponsorship was chosen after staff identified the environment as an issue they were passionate about.

Memberships

ANZ is an active member of the United Nationals Environment Program Finance Initiative (UNEP-FI) program and participates in two working groups reviewing projects including rural environmental credit risk, financing energy efficiency, water investment initiatives and green lending products.

In 2005, we also continued our participation in the Carbon Disclosure Project, a study of the world’s top 500 companies’ disclosure of their greenhouse gas emissions, and the Australian Greenhouse Office Green Challenge Plus program – including the pilot verification project this year.

Earning Community Trust

Goals for 2006

•                  Enable a further 1,000 families to participate in our Saver Plus program.

•                  Fund the delivery of MoneyMinded to reach 15,000 Australians.

•                  Implement a national rollout of the MoneyBusiness financial literacy program for use with community organisations who work with Indigenous Australians.

•                  Achieve 20% staff participation in our ANZ Volunteer’s program including 40,000 hours of volunteer time.

•                  Achieve 10% employee participation in Community Giving, ANZ’s workplace giving program.

•                  Integrate our new Sustainable Procurement Policy into tender requirements, new supplier contracts and existing contracts with key strategic suppliers.

•                  Reduce ANZ’s environment footprint (electricity, paper, waste, water, greenhouse gases) by a minimum of 5% per FTE over the period 2006–2008.

See anz.com to find out more about our:

•                  Community programs > www.anz.com/cr/community

•                  Financial literacy and inclusion > www.anz.com/cr/finlit

•                  Saver Plus > www.anz.com/cr/saverplus

•                  MoneyMinded > www.anz.com/cr/moneyminded

•                  MoneyBusiness > www.anz.com/cr/moneybusiness

•                  2005 environmental performance > www.anz.com/cr/environment

•                  Sustainable procurement policy > www.anz.com/corporategovernance

Key Indicators

This table summarises the indicators covered by KPMG’s assurance statement.

Definitions of these indicators and a GRI index can be found on our website: www.anz.com.au/cr

Customers	Year ended 30 Sept 2005

Average branch queue waiting times	See graph page 17
Customer satisfaction levels (preliminary results for September 05)	76.5%
Number of customer complaints received	22,429
Shareholders – financial (globally)
Assets	$293b
Employees and ancillary costs	$2,449m
Income after debt provisions	$8,770m
Net profit after income tax (2005)	$3b
Net profit after income tax (2000)	$1.75b
New Zealand division acquisition	$4.9b
Profit (2005)	$3,018m
Profit increase (2005)	7.2%
Voting interests in PT Panin Bank, Metrobank and Royal Group	29%, 40%, 55%
Net profit after tax by divisions (2004 and 2005)	see graph on page 25
Institutional Division turnover	more than $150m
People – employee
Employee engagement survey results	63%
Lost Time Injury Frequency Rate (LTIFR)	4.2
Number of employees in Australia (as at 30 Sep 2005)	19,430
Number of employees in New Zealand (as at 30 Sep 2005)	10,268
Employees who completed the employee Breakout Program (as at 30 Sep 2005, globally)	21,474
Employees who completed the employee Breakout Program (1 Oct 2004 to 30 Sep 2005, globally)	3,078
Number of eTrain courses completed (globally)	232,369
Employee turnover rate	11.6%
Number of full-time and part-time staff (as at 30 Sep 2005)	13,957 and 5,473
Number of on-line health and safety courses completed (Australia and New Zealand)	46,131
Number of unfair dismissals	17
Percentage of male and female staff in executive positions (as at 30 Sep 2005)	81% and 19%
FTE (average for year)	16,657
Community (globally, except employee volunteer hours)
Cash contributions	$6.81m
Financial literacy programs	$2.37m
Total community investment	$8.68m
Volunteer support	$1.2m
Community investment – management costs	$0.67m
Community investment (contributions by type, ANZ subject focus, contributions by subject and contributions by motivation)	see graphs on page 39
Annual employee volunteer hours	24,935
Environment
Air travel – domestic	41,303,604 km
Air travel – international	35,423,339 km
Car rental travel	508,654 km
Diesel fuel purchased	44 kL
Petrol fuel consumed (for period 1 Apr 04 to 31 Mar 05)	1,624 kL
Electricity use (forecast)	130,000 MWH
Fleet car travel (for period 1 Apr 04 to 31 Mar 05)	14,126,138 km
Gas use	9,773 Gj
Greenhouse gas emissions from electricity, gas, petrol and diesel	166,202 tonnes CO2e
Office copy paper use and print paper use	806 and 3,115 tonnes
Waste paper recycled	1,329 tonnes

Independent Assurance Statements

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Independent review report to ANZ on its Corporate Responsibility Report 2005

Introduction

We have been engaged by Australia and New Zealand Banking Group Limited (ANZ) to review selected Financial, Customer, Environmental, Employee and Community performance data (the Performance Data) set out on page 44 in the ANZ Corporate Responsibility Report 2005 (the Sustainability Report), for the year ended 30 September 2005 or 31 March 2005 where stated (the 2005 Year).

Scope

The Sustainability Report and management responsibility

Management of ANZ are responsible for the preparation of the Sustainability Report and the information and assessments contained within it, for determining ANZ’s objectives in relation to sustainability performance, and for establishing and maintaining appropriate performance management and internal control systems from which the reported information is derived. Management’s assertions about the effectiveness of the performance management and internal control systems are included in a separate letter we have received from management.

Review approach

We have conducted an independent review of the Performance Data set out on page 44 in the Sustainability Report for the 2005 Year. There are no mandatory requirements for the preparation, publication or review of sustainability performance data. ANZ applies its own reporting protocol for sustainability reporting (‘the Criteria’), which can be found online at www.anz.com/cr in the ‘Indicator Definitions’ dated 28 November 2005. The selection and suitability of the Criteria is the responsibility of management and our review did not include an assessment of the adequacy of the Criteria. Further, the internal control structure which management has established and from which the Performance Data has been derived, has not been reviewed and no opinion is expressed as to its effectiveness.

Our review was conducted in accordance with the International Standard on Assurance Engagements ISAE 3000 ‘Assurance Engagements other than Audits or Reviews of Historical Financial Information’ issued by the International Auditing and Assurance Standards Board, and with Australian Auditing Standards AUS108 ‘Assurance Engagements’ and AUS 902 ‘Review of Financial Reports’. A review is limited primarily to inquiries of company personnel and other procedures applied to the compilation and presentation of the quantitative data. A review does not provide all evidence that would be required in an audit thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, do not express an audit opinion.

We performed procedures in order to obtain all the information and explanations that we considered necessary to provide sufficient evidence for us to state whether anything has come to our attention that would indicate the Performance Data has not been presented fairly in accordance with the Criteria established by management.

Financial performance data

We performed procedures to agree that the Financial Performance Data set out on page 44 in the Sustainability Report are consistent with the ANZ Financial Report 2005.

Customer performance data

KPMG has performed a separate review and provided a separate review report to ANZ on the ANZ Customer Charter Annual Report 2005. We performed procedures to agree that the Customer Performance Data set out on page 44 in the Sustainability Report, except for customer satisfaction levels, are consistent with the ANZ Customer Charter Annual Report 2005.

Environmental, Employee and Community performance data

For Environmental, Employee and Community Performance Data, and customer satisfaction levels, set out on page 44 in the Sustainability Report, we formed our statement on the basis of review procedures performed.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Qualification

Performance Data for electricity consumption and greenhouse gas emissions set out on page 44 includes actual data for the period 1 October 2004 to 31 March 2005 and forecast data for part of the period 1 April 2005 to 30 September 2005. Forecast data represents 17% of the total Performance Data for electricity consumption and 16% of the total Performance Data for greenhouse gas emissions. ANZ has prepared schedules supporting forecast consumption and emissions data, which we have reviewed, and whilst the basis of the estimates are supported, there is a risk that forecasts may differ to actual results when actual data becomes available. Accordingly, we express no opinion as to whether forecasts will be achieved.

Statement

Based on our review, which is not an audit, except for the above qualification, nothing came to our attention to indicate that the Financial, Customer, Environmental, Employee and Community Performance Data set out on page 44 for the 2005 Year reported in the Sustainability Report has not been presented fairly in accordance with the Criteria established by management.

/s/ KPMG
KPMG

/s/ R Hogarth
ROB HOGARTH PARTNER
SYDNEY, 28 NOVEMBER 2005

External assurance statement and commentary

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ANZ has commissioned The Corporate Citizenship Company to provide it with external assurance and commentary on its Corporate Responsibility Report2005. ANZ’s management has prepared the report and is responsible for its contents. Our objectives were to review and advise on aspects of its contents and presentation, to conduct selected checks to underlying corporate records, and to provide this statement for which we have sole responsibility.

A full statement of our external assurance and commentary is available at www.anz.com/cr including details about The Corporate Citizenship Company, our relationship with ANZ and the assurance process we have adopted. This statement summarises our principal findings.

Our opinion

In our opinion, the report provides a fair and balanced representation of the progress ANZ is making in living out its commitments to corporate responsibility. Where gaps in available performance data and stakeholder views on material issues exist, they are identified by us in our full statement.

In forming our opinion and making our comments, we have had regard to the principles underlying the international assurance standard AA1000 (www.accountability.org.uk) notably concerning materiality, completeness and responsiveness. We have also had regard to the 11 reporting principles judged essential by the June 2002 GRI sustainability reporting guidelines (www.globalreporting.org).

Commentary

A corporate responsibility report should explain how the company impacts on society, looking at all the important economic, social and environmental concerns of its stakeholders. It should show how crucial decisions are made, and differing interests balanced. Honest about short comings, it should demonstrate how the organisation is responsive, by listening, learning and improving.

Against this goal, we believe ANZ’s first corporate responsibility report is to be commended. It is an accessible and balanced account that should help interested audiences to learn more about the business and to engage more effectively. The report compares well with others published by ANZ’s international peer group of leading banks.

In our full online statement, we highlight the strengths of the approach adopted by ANZ to this report. By structuring it around the corporate values, readers are better able to judge whether the company is being true to its stated beliefs. Each section shows clear commitments to future action, so the sense of a developing corporate responsibility ‘journey’ is readily apparent.

Reviewing what stakeholders say, the report demonstrates high satisfaction levels among personal and small business customers about performance. Evidence from employees, who are usually best place to judge any gap between aspiration and reality, shows strong adherence to the values that ANZ aspires to. On financial literacy and inclusion, our own research shows that ANZ measures up well in comparison with its international peers. And on wider support to the community, voluntary engagement by employees is above average while as a company ANZ has a regional leadership position on evaluating its programs.

Looking ahead

From our review work we identified four main areas for consideration in future reports. Going beyond issues of responsible behaviour, they will help address a fundamental question: what does the goal of sustainable development mean in practice for a bank like ANZ?

The first is economic impact. In line with best practice, the report already shows how the income generated by ANZ’s operations benefits employees, suppliers, shareholders and governments. By providing efficient financial services particularly to institutional clients and corporate customers, ANZ also helps to promote wider economic growth. Building on the already strong discussion about services for personal customers, we believe future reports should examine the full range of customer-facing issues, including asset management which is operated through a joint venture.

Second, ANZ has now started to screen for social and environmental risks in its lending policies and in procurement from suppliers. A formal commitment to increasingly accepted external standards, notably concerning human rights and environmental impacts, would help external audiences to judge the approach being adopted. Then the challenge in future will be to identify commercial opportunities that contribute positively to sustainable development goals.

Third, while the report clearly addresses many aspects of ANZ’s internal operations, two in particular could be enhanced. Existing environmental management systems have difficulty yielding reliable data on performance trends across all key indicators. Without these, progress towards meeting the published targets will inevitably be hard to track. On employees, ANZ is committed to enhancing diversity: so that this can fully include ethnicity, data needs to be assembled and reported, and action then focused on addressing likely imbalances.

Finally, ANZ is pledged to expand the scope of its corporate responsibility reporting to include operations in New Zealand. In our view, future reports should also address more fully the Pacific Islands and developing markets such as China which, while still small in monetary terms, raise issues of interest to stakeholders.

/s/ The Corporate Citizenship Company
THE CORPORATE CITIZENSHIP COMPANY
www.corporate-citizenship.com
24 NOVEMBER 2005

Recognition

Many of our initiatives and outcomes have been recognised by various award programs. In 2005 we won ‘Bank of the Year’ for the sixth year running at the Money Magazine Consumer Finance Awards. ANZ received this award for its flexible products and competitive prices, as independently judged by Cannex. Here are details of this and a selection of other awards presented to ANZ in 2005.

•             Best domestic commercial bank in Australia.

•             Asia’s Best Bank.

AsiaMoney Awards 2005

•             Best Financial Institution and Best Business Bank.

Australian Banking & Finance Magazine 2005 Awards

•             The Management Practice and Performance and Impact of our Community programs rated 100%.

Australian Corporate Responsibility Index

•             Twelve ANZ mortgage products received a five star rating.

•             ANZ transaction and savings accounts: ANZ Access Advantage, ANZ Access Select, ANZ Progress Saver, ANZ V2 Plus, and ANZ Premium Cash Management awarded a deposit account five star rating.

•             ANZ Rewards Visa and ANZ Low Rate MasterCard awarded a five star rating.

Cannex

•             Australian service award for our branch network.

Customer Service Institute of Australia

•             ANZ Payments recognised for employment and inclusion of culturally and linguistically diverse Australians.

Diversity@work Awards

•             ANZ retains membership for the fourth year in a row. We rank in the top ten of the top 10% of banks globally on the DJSI.

Dow Jones Sustainability Index (DJSI)

•             Leading Australian Organisation for the Advancement of Women (with more than 500 employees).

•             Recognised as an Employer of Choice for Women.

Equal Opportunity for Women in the Workplace Agency

•             We are a member of the FTSE4Good Index.

FTSE4Good

•             Australian Call Centre recognised for excellence in customer service.

International Customer Service Professionals (ICSP)

•             Grand Prix for Best Investor Relations.

IR Magazine Awards

•             Best Personal Transaction Account for Electronic Use and Best Term/TPD Insurance Product.

•             Bank of the Year 2005 – for the sixth year in row.

•             Personal Banking Website of the Year Awards 2005.

Money Magazine Awards 2005

•             Bank of the Year.

Personal Investor Awards

•             We improved our rating from A in 2004 to AA in 2005.

RepuTex Social Responsibility Rating

Design and production: ERD Design Communications Photography: Chris Kapa Printing: Finsbury Printing (ISO14001 EMS accredited)  Paper: Tudor Rp 100% recycled contains 100% pre-consumer and post-consumer waste fibre sourced from printers’ waste and converting wasted and old fruit juice and milk cartons.  Item No. 54289 11.2005

Contact details

Gerard Brown
Group General Manager
Corporate Affairs

Level 22, 100 Queen Street
Melbourne VIC 3000 Australia
Telephone +613 9273 4991
Facsimile +613 9273 4875
gerard.brown@anz.com

Julie Bisinella
Head of Corporate Responsibility

Level 22, 100 Queen Street
Melbourne VIC 3000 Australia
Telephone +613 9273 4571
Facsimile +613 9273 4899
bisnelj@anz.com

Renee Hancock
Manager
Corporate Responsibility

Level 22, 100 Queen Street
Melbourne VIC 3000 Australia
Telephone +613 9273 0682
Facsimile +613 9273 4899
hancocr1@anz.com

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Australia and New Zealand Banking Group Limited

www.anz.com ABN 11 005 357 522